Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
LIGAND PHARMACEUTICALS INCORPORATED,
SCHRADER 1 ACQUISITION, INC.,
SCHRADER 2 ACQUISITION, INC.,
OPEN MONOCLONAL TECHNOLOGY, INC.,
OMT, LLC
AND WITH RESPECT TO SECTIONS 2.14 AND 6.6 AND ARTICLE VIII ONLY
FORTIS ADVISORS LLC
AS STOCKHOLDERS’ REPRESENTATIVE
Dated as of December 17, 2015

TABLE OF CONTENTS
Page

DEFINITIONS	2

THE MERGERS	14
2.1Merger 1    14
2.2Merger 2    15
2.3Closing    15
2.4Certificate of Incorporation    16
2.5Bylaws    16
2.6Directors    16
2.7Officers    16
2.8Conversion of Securities; Treatment of Company Options and Company Warrants    16
2.9Surrender of Certificates    19
2.10No Further Ownership Rights in Company Capital Stock    20
2.11Lost, Stolen or Destroyed Certificates    20
2.12Accredited/Unaccredited Investors    21
2.13Legend    21
2.14Purchase Price Adjustment    21
2.15No Fractional Shares    25
2.16Cash Amount    25
2.17Further Action    25

REPRESENTATIONS AND WARRANTIES OF THE COMPANY and OMT, LLC	25
3.1Organization; Standing and Power; Charter Documents; Subsidiaries    25
3.2Capital Structure    26
3.3Authority; Non-Contravention; Necessary Consents    29
3.4Financial Statements    30
3.5Undisclosed Liabilities    30
3.6Absence of Certain Changes or Events    31
3.7Taxes    31
3.8Intellectual Property    33
3.9Compliance; Permits    37
3.10Litigation    38
3.11Brokers’ and Finders’ Fees; Fees and Expenses    38
3.12Employee Benefit Plans    38
3.13Real Property    41
3.14Assets    42
3.15Inventory    42
3.16Environmental Matters    42
3.17Contracts    43
3.18Regulatory Compliance    45
3.19Insurance    46
3.20Indebtedness with Affiliates    46
3.21Certain Payments    47
3.22Board Approval    47
3.23Stock Records and Minute Books    47
3.24Related Party Transactions    47
3.25Customers, Licensees and Suppliers    47
3.26Complete Copies of Materials    48
3.27HSR Act Compliance    48
3.28Disclosure    48

REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 and Merger Sub 2	48
4.1Organization; Standing and Power; Charter Documents; Merger Sub    48
4.2Merger Subs    48
4.3Authority; Non-Contravention; Necessary Consents    49
4.4Compliance    50
4.5Litigation    50
4.6Reports and Financial Statements    50
4.7Sufficiency of Cash and Parent Common Stock    50
4.8Qualification as Reorganization    51

CONDUCT BY THE COMPANY PRIOR TO THE Merger 1 EFFECTIVE TIME	51
5.1Conduct of Business by the Company and OMT, LLC    51

ADDITIONAL AGREEMENTS	54
6.1No Solicitation    54
6.2Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants    55
6.3Public Disclosure    56
6.4Reasonable Best Efforts    56
6.5Termination of Certain Benefit Plans    58
6.6Tax Matters    58
6.7FIRPTA Compliance    60
6.8Third Party Consents    60
6.9Merger Sub Compliance    61
6.10Notification of Certain Matters    61
6.11Section 280G of the Code    61
6.12Closing Date Allocation Schedule.    62
6.13Resale Form S-3.    62
6.14D&O Indemnification Obligations    62
6.15Stockholder Approval    63

CONDITIONS TO THE MERGER	63
7.1Conditions to the Obligations of Each Party to Effect the Merger    63
7.2Additional Conditions to the Obligations of the Company    64
7.3Additional Conditions to the Obligations of Parent, Merger Sub 1 and Merger Sub 2    64

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; ESCROW	67
8.1Survival of Representations and Warranties    67
8.2Escrow and Representative Reimbursement Amount Deposit    68
8.3Indemnification; Escrow Fund; Right of Setoff    68
8.4Limitation on Remedies    70
8.5Stockholders’ Representative    71
8.6Third-Party Claims    72
8.7Notice of Indemnity Claims Other than Third-Party Claims    74
8.8No Circular Recovery    75
8.9Determination of Indemnifiable Losses    75
8.10Tax Consequences of Indemnification Payments    75

TERMINATION, AMENDMENT AND WAIVER	75
9.1Termination    75
9.2Notice of Termination; Effect of Termination    76
9.3Fees and Expenses    77
9.4Amendment    77
9.5Extension; Waiver    77

GENERAL PROVISIONS	77
10.1Notices    77
10.2Interpretation; Knowledge    78
10.3Counterparts    79
10.4Entire Agreement; Third-Party Beneficiaries    79
10.5Severability    80
10.6Other Remedies    80
10.7Governing Law    80
10.8Consent to Jurisdiction    80
10.9Waiver of Jury Trial    81
10.10Rules of Construction    81
10.11Assignment    81
10.12No Waiver    81
10.13Privileged Information; Conflicts    81

Exhibits

Exhibit A    Optionholder Consent Agreement
Exhibit B    Investor Questionnaire
Exhibit C    Escrow Agreement
Exhibit D    Offer Letter
Exhibit E    Non-competition Agreement

INDEX OF DEFINED TERMS

Terms	Cross Reference in Agreement
Accredited Investors	Section 2.12(a)
Acquisition Transaction	Section 6.1(a)
Additional Cash Consideration	Article I
Additional Cash Merger Consideration Inputs	Section 2.14(a)
Advisory Group	Section 8.5(b)
Affiliate	Article I
Aggregate Common Preference Amount	Article I
Aggregate Exercise Price	Article I
Aggregate Participation Cash Amount	Article I
Aggregate Participation Stock Amount	Article I
Aggregate Series A Preference Amount	Article I
Aggregate Series B Preference Amount	Article I
Agreement	Preamble
Appraiser	Section 2.14(d)(ii)
Balance Sheet Date	Section 3.4
Board of Directors	Recitals
Board of Managers	Recitals
Business Day	Article I
Cash	Article I
Cash Consideration Ratio	Article I
Cash Merger Consideration	Article I
Certificate of Merger 1	Section 2.1(b)
Certificate of Merger 2	Section 2.2(b)
Certificates	Section 2.9(b)
Change in Control Payments	Article I
Claim Notice	Section 8.6(a)
Closing	Section 2.3
Closing Date	Section 2.3
Closing Date Allocation Schedule	Article I
Closing Date Net Working Capital	Article I
Closing Date Net Working Capital Deficiency Amount	Section 2.14(b)(ii)
Closing Date Net Working Capital Deficiency True-Up Amount	Section 2.14(b)(ii)
Closing Notice	Section 2.14
Closing Statement	Section 2.14(d)(iii)
COBRA	Article I
Code	Article I
Common Units	Article I
Common Units	Article I
Company	Preamble
Company 401(k) Plans	Section 6.5
Company Balance Sheet	Section 3.4
Company Business	Article I
Company Capital Stock	Article I
Company Charter Documents	Section 3.1(b)
Company Class A Common Stock	Article I
Company Common Stock	Article I
Company Disclosure Letter	Article III
Company Employee Plan	Article I
Company Equityholder	Article I
Company Indemnified Party	Section 6.14(a)
Company Intellectual Property	Article I
Company IP Contract	Article I
Company Material Contract	Section 3.17(a)
Company Option Plan	Article I
Company Options	Article I
Company Patent Rights	Article I
Company Permits	Section 3.9(b)
Company Preferred Stock	Article I
Company Products	Article I
Company Stockholder	Article I
Company Warrant	Article I
Confidentiality Agreement	Section 6.2(a)
Contract	Article I
Controlling Party	Section 8.6(d)
Current Assets	Article I
Current Liabilities	Article I
Deductible Amount	Section 8.3(c)
DGCL	Recitals
Dissenting Shares	Section 2.8(e)
DLLCA	Recitals
Employee	Article I
Employee Agreement	Article I
End Date	Section 9.1(b)
Environmental Laws	Section 3.16
ERISA	Article I
ERISA Affiliate	Article I
Escrow Agent	Article I
Escrow Agreement	Section 7.3(h)
Escrow Amount	Article I
Escrow Fund	Article I
Escrow Termination Date	Article I
Estimated Closing Date Net Working Capital Amount	Article I
Estimated Closing Date Net Working Capital Deficiency Amount	Section 2.14(a)(ii)
Estimated Signing Date Net Cash Amount	Article I
Estimated Signing Date Net Working Capital Amount	Article I
Exchange Act	Article I
FDA	Section 3.9(a)
Federal Court	Section 10.6
Financial Statements	Section 3.4
Form S-3	Section 6.13
Fundamental Representations	Section 8.1(a)
GAAP	Section 3.4
Governing Documents	Section 3.1(b)
Governmental Entity	Section 3.3(c)
Gunderson Dettmer	Section 10.13
Hazardous Materials	Section 3.16
HSR Act	Article I
include	Section 10.2(a)
includes	Section 10.2(a)
including	Section 10.2(a)
Indebtedness	Article I
Indemnification Demand	Section 8.7(a)
Indemnification Dispute Notice	Section 8.7(b)
Indemnified Parties	Article I
Intellectual Property	Article I
Intermediate Surviving Corporation	Recitals
International Employee Plan	Article I
Investor Questionnaire	Section 2.12(a)
IRS	Article I
Knowledge	Article I
Leased Real Property	Section 3.13
Leases	Section 3.13
Legal Requirement	Article I
Liability	Article I
Liens	Article I
LLC Balance Sheet	Section 3.4
LLC Consolidation	Recitals
LLC Documents	Section 3.1(b)
Losses	Article I
Material Adverse Effect	Article I
Merger 1	Recitals
Merger 1 Effective Time”	Section 2.2(a)
Merger 2	Recitals
Merger 2 Effective Time	Section 2.2(b)
Merger Consideration	Article I
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Mergers	Recitals
Multiemployer Plan	Article I
Necessary Consents	Section 3.3(c)
Net Working Capital	Article I
NIH	Section 3.9(a)
Non-controlling Party	Section 8.6(d)
OMT, LLC	Preamble
OMT1	Recitals
OMT1 Consolidation	Recitals
OMT2	Recitals
Option Payment	Section 2.8(d)
Optionholder	Section 2.8(d)
Optionholder Consent Agreement	Section 2.8(d)
Outstanding Shares	Article I
Parent	Preamble
Parent Common Stock	Article I
Parent Stock Price	Article I
Patent Rights	Article I
Pension Plan	Article I
Per Share Class A Common Cash Amount	Article I
Per Share Class A Common Stock Amount	Article I
Per Share Common Cash Amount	Article I
Per Share Common Preference Amount	Article I
Per Share Common Stock Amount	Article I
Per Share Participation Cash Amount	Article I
Per Share Participation Stock Amount	Article I
Per Share Series A Cash Amount	Article I
Per Share Series A Preference Amount	Article I
Per Share Series A Stock Amount	Article I
Per Share Series B Cash Amount	Article I
Per Share Series B Preference Amount	Article I
Per Share Series B Stock Amount	Article I
Permits	Section 3.9(b)
Permitted Expenditure Payments	Article I
Permitted Expenditures	Article I
Permitted Liens	Article I
Person	Article I
Pre-Closing Tax Period	Article I
Pro Rata Portion	Article I
Proceeding	Section 6.14(a)
Property Taxes	Article I
Related Party	Article I
Release	Section 3.16
Representative Reimbursement Amount	Article I
Restricted Shares	Section 3.2(a)
Right of Setoff	Section 8.3(b)
Safety Notices	Section 3.18(d)
SEC Reports	Article I
Section 280G	Section 6.11(a)
Section 280G Approval	Section 6.11(b)
Section 280G Soliciting Materials	Section 6.11(c)
Section 280G Waiver	Article I
Securities Act	Article I
Series A Preferred Stock	Article I
Series A Preferred Units	Article I
Series B Preferred Stock	Article I
Series B Preferred Units	Article I
Signing Date Net Cash Adjustment Amount	Section 2.14(a)(ii)
Signing Date Net Working Capital Adjustment Amount	Section 2.14(a)(ii)
Stock Consideration Ratio	Article I
Stock Merger Consideration	Article I
Stockholders’ Representative	Section 8.5(a)
Stockholders’ Representative	Section 8.5(a)
Stockholders’ Representative Expenses	Section 8.5(b)
Stockholders’ Representative Report	Section 2.14(c)
Stockholders’ Representative Group	Section 8.5(b)
Straddle Period	Article I
Subsidiary	Section 3.1(a)
Survival Period	Section 8.1(a)
Surviving Corporation	Recitals
Tax Authority	Article I
Tax Contest	Section 6.6(b)
Tax Return	Article I
Tax(es)	Article I
the business of	Section 10.2(a)
Third-Party Claim	Section 8.6(a)
Trade Secrets	Article I
Transaction Expenses	Section 9.3
Transactions	Recitals
Transfer Taxes	Section 6.6(d)
Treasury Regulations	Section 3.12(c)
USDA	Section 3.9(a)
Warrant Merger Consideration	Section 2.8(c)
Warrantholder	Section 2.8(c)
Written Consent	Recitals

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of December 17, 2015, by and among Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Parent”), Schrader 1 Acquisition, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub 1”), Schrader 2 Acquisition, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub 2”), Open Monoclonal Technology, Inc. a Delaware corporation (the “Company”), and OMT, LLC, a Delaware limited liability company (“OMT, LLC”), and with respect to Article VI and Article VIII only, Fortis Advisors LLC, a Delaware limited liability company, as Stockholders’ Representative (as defined in Section 8.5(a)).
RECITALS
A.Upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub 1 will merge with and into the Company with the Company as the surviving corporation (the Company, in such capacity, the “Intermediate Surviving Corporation”) (such merger, “Merger 1”) and, immediately following Merger 1, the Intermediate Surviving Corporation will merge with and into Merger Sub 2, with Merger Sub 2 as the surviving corporation (the “Surviving Corporation”) (such merger, “Merger 2” and, together with Merger 1, the “Mergers”).
B.    Prior to the Mergers, and upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), the Company and OMT LLC will enter into a stock exchange agreement pursuant to which (i) all outstanding shares of OMT 1, Inc., a Delaware corporation and wholly-owned subsidiary of OMT, LLC (“OMT1”) will be exchanged for shares of Class A Common Stock of the Company (the “OMT1 Consolidation”) and (ii) all outstanding shares of OMT 2, Inc., a Delaware corporation and wholly-owned subsidiary of OMT, LLC (“OMT2”) will be exchanged for shares of Class A Common Stock of the Company (such transaction, together with the OMT1 Consolidation, and the filing of an amended and restated certificate of incorporation for the Company providing for the authorization of the Class A Common Stock, the “LLC Consolidation”). The LLC Consolidation, together with the Mergers and the other transactions contemplated hereby, are referred to in this Agreement as the “Transactions”.
C.    The respective Boards of Directors of Parent, Merger Sub 1, Merger Sub 2 and the Company (the “Boards of Directors” and each, a “Board of Directors”) and the Board of Managers of OMT, LLC (the “Board of Managers”) have deemed it advisable and in the best interests of their respective corporations or companies and stockholders or members, as applicable, to consummate the Mergers and the other Transactions.
D.    The respective Boards of Directors of Parent, Merger Sub 1, Merger Sub 2 and the Company have approved, in accordance with applicable provisions of the DGCL, and the Board of Managers has approved, in accordance with applicable provisions of the DLLCA, this Agreement and the Transactions.
E.    Immediately following the execution and delivery of this Agreement, and as a condition and inducement to Parent to enter into this Agreement, the Company shall obtain and deliver to Parent a true, correct and complete copy of an executed action by written consent evidencing the adoption of this Agreement in compliance with the DGCL and the Company Charter Documents (as defined herein) (such consent, the “Written Consent”) signed by holders of (i) a majority of the issued and outstanding shares of the Preferred Stock (as defined herein), voting as a separate class, (ii) a majority of the issued and outstanding shares of the Company Common Stock, voting as a separate class and (iii) at least 90% of issued and outstanding Company Capital Stock, voting as a single class; which written consent shall be executed pursuant to and in accordance with the applicable provisions of the DGCL and the Charter Documents.
F.    Immediately following the execution and delivery of this Agreement, and as a condition and inducement to Parent to enter into this Agreement, OMT, LLC shall obtain and deliver to Parent a true, correct and complete copy of an executed action by written consent evidencing the adoption of this Agreement in compliance with the DLLCA and the Amended and Restated Limited Liability Company Agreement of OMT, LLC, dated April 13, 2010, as amended (the “LLC Agreement”) signed by holders of (i) the majority of the Preferred Units (as defined herein) of OMT, LLC and (ii) the majority of the Common Units (as defined herein) of OMT, LLC.
G.    For United States federal income tax purposes, the parties to this Agreement intend that the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code and intend for this Agreement to constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.
H.    The parties desire to make certain representations, warranties and agreements in connection with the Transactions and also to prescribe certain conditions to the Transactions.
NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
Article I.
DEFINITIONS
For the purposes of this Agreement, the following terms have the following meanings:
“Additional Cash Consideration” shall mean:
(i)    The Aggregate Exercise Price, plus
(ii)    the Estimated Signing Date Net Cash Amount, plus
(iii)    the Estimated Signing Date Net Working Capital Amount (which may be negative and therefore result in a deduction), minus
(iv)    the absolute value of the Estimated Closing Date Net Working Capital Deficiency Amount, if any, minus
(v)    the Indebtedness that is outstanding as of the Merger 1 Effective Time, minus
(vi)    the Company’s Transaction Expenses that are unpaid as of the Merger 1 Effective Time, minus
(vii)    any Change in Control Payments that are unpaid as of the Merger 1 Effective Time.
2    “Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.
3    “Aggregate Common Preference Amount” shall mean the product obtained by multiplying (i) the sum of (A) the number shares of Company Common Stock outstanding as of the Merger 1 Effective Time plus (B) the number of shares of Company Common Stock issuable upon exercise of the Company Options immediately prior to the Merger 1 Effective Time by (ii) the Per Share Common Preference Amount.
4    “Aggregate Exercise Price” shall mean the aggregate exercise price of (i) all Company Options that are being cancelled in exchange for the right to receive the Option Payment pursuant to Section 2.8(d) and (ii) all Company Warrants that are being cancelled in exchange for the right to receive the Warrant Merger Consideration pursuant to Section 2.8(c).
5    “Aggregate Participation Cash Amount” shall mean an amount in cash equal to (i) the Cash Merger Consideration plus (ii) Additional Cash Consideration minus (iii) the product obtained by multiplying (A) the Cash Consideration Ratio by (B) the sum of the Aggregate Common Preference Amount, the Aggregate Series A Preference Amount and the Aggregate Series B Preference Amount.
6    “Aggregate Participation Stock Amount” shall mean the number of shares of Parent Common Stock equal to (i) $85,440,000 minus (ii) the product obtained by multiplying (A) the Stock Consideration Ratio by (B) the sum of the Aggregate Common Preference Amount, the Aggregate Series A Preference Amount and the Aggregate Series B Preference Amount.
7    “Aggregate Series A Preference Amount” shall mean the product obtained by multiplying (i) the number shares of Series A Preferred Stock outstanding as of the Merger 1 Effective Time by (ii) the Per Share Series A Preference Amount.
8    “Aggregate Series B Preference Amount” shall mean the product obtained by multiplying (i) the sum of (A) the number shares of Series B Preferred Stock outstanding as of the Merger 1 Effective Time plus (B) the number of shares of Series B Preferred Stock issuable upon exercise of the Company Warrants immediately prior to the Merger 1 Effective Time by (ii) the Per Share Series B Preference Amount.
9    “Business Day” shall mean any day that is not Saturday or Sunday or other day on which banks are required or authorized by law to close in New York, New York or San Diego, California.
10    “Cash” shall mean cash and cash equivalent items, including checking account balances, bank account balances, certificates of deposit, mutual funds and other investment securities.
11    “Cash Consideration Ratio” shall mean the quotient obtained by dividing (i) the Cash Merger Consideration plus the Additional Cash Consideration by (ii) the sum of the Cash Merger Consideration, Additional Cash Consideration and the product of the Parent Stock Price times the Stock Merger Consideration.
12    “Cash Merger Consideration” shall mean $92,560,000.
13    “Change in Control Payments” mean any amounts that are payable to any current or former director, officer, Employee or consultant of the Company as a result of the execution and delivery of this Agreement or the consummation of the Mergers (either alone or in combination with any other event, such as a termination of employment), whether pursuant to any Company Employee Plan or any other employment, severance or change-in-control Contract or otherwise, including any amounts arising out of the payment of the foregoing. For the avoidance of doubt, “Change in Control Payments” shall also include the employer portion of any employment taxes and social security contributions (including the employer’s National Insurance contributions) arising out of the payment of any Change in Control Payments and the cancellation of the Company Options pursuant to Section 2.9. All Change in Control Payments are set forth in Section 1-1 of the Company Disclosure Letter.
14    “Closing Date Allocation Schedule” means a schedule, prepared by the Company and dated as of the Closing Date, setting forth, for each Company Equityholder: (i) such Company Equityholder’s name, mailing address and email address; (ii) the number of shares of Company Common Stock held by such Company Equityholder immediately prior to the Merger 1 Effective Time; (iii) the number of shares of Company Common Stock subject to Company Options held by such Company Equityholder immediately prior to the Merger 1 Effective Time; (iv) the number of shares of Series B Preferred Stock subject to the Company Warrants held by such Company Equityholder immediately prior to the Merger 1 Effective Time; (v) the number of shares of Series A Preferred Stock held by such Company Equityholder immediately prior to the Merger 1 Effective Time; (vi) the number of shares of Series B Preferred Stock held by such Company Equityholder immediately prior to the Merger 1 Effective Time; (vii) the number and class of equity interests in OMT, LLC, if any, held by such Company Equityholder immediately prior to the LLC Consolidation, (viii) the number of shares of Company Class A Common Stock issued to holders of equity interests in the LLC Consolidation, (ix) the amount in cash to be paid to such Company Equityholder by Parent at the Closing; (x) the number of shares of Parent Common Stock to be issued to such Company Equityholder by Parent at the Closing; (xi) such Company Equityholder’s share of the amount in cash and number of shares of Parent Common Stock to be held in the Escrow Fund (expressed as both a dollar amount and as a percentage); (xii) such Company Equityholder’s election to receive cash payments, by check or by wire transfer; (xiii) for Company Equityholders electing to receive payment by check, delivery instructions for such check, or for Company Equityholders electing to receive payment by wire transfer, wire transfer instructions for such wire transfer; (xiv) such Company Equityholder’s Pro Rata Portion; and (xv) such Company Equityholder’s portion of the Representative Reimbursement Amount (expressed as both a dollar amount and as a percentage). The Closing Date Allocation Schedule shall also include the calculation of the Outstanding Shares, Aggregate Common Preference Amount, Aggregate Participation Cash Amount, Aggregate Participation Stock Amount, Aggregate Series A Preference Amount, Aggregate Series B Preference Amount, Per Share Class A Common Cash Amount, Per Share Class A Common Stock Amount, Per Share Common Cash Amount, Per Share Common Preference Amount, Per Share Common Stock Amount, Per Share Series A Cash Amount, Per Share Series A Preference Amount, Per Share Series A Stock Amount, Per Share Series B Cash Amount, Per Share Series B Preference Amount, Per Share Series B Stock Amount, Per Share Participation Cash Amount, Per Share Participation Stock Amount, Cash Consideration Ratio and Stock Consideration Ratio. The Closing Date Allocation Schedule shall include any interim updates made in accordance with Section 6.12.
15    “Closing Date Net Working Capital” shall mean the Net Working Capital as of the Merger 1 Effective Time, which shall be set forth in the Closing Statement.
16    “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.
17    “Code” shall mean the United States Internal Revenue Code of 1986, as amended.
18    “Common Units” shall mean the class of units designated “Common Units” in the LLC Agreement and which represent an interest in OMT, LLC.
19    “Company Business” shall mean the business conducted by the Company as of the date hereof.
20    “Company Capital Stock” shall mean the Company Common Stock, Company Class A Common Stock and the Company Preferred Stock.
21    “Company Class A Common Stock” shall mean the Company’s Class A Common Stock, par value $0.001 per share.
22    “Company Common Stock” shall mean the Company’s Common Stock, par value $0.001 per share.
23    “Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, bonuses, pension, retirement, post-employment, profit-sharing, severance, termination pay, incentive or deferred compensation, performance awards, stock or stock-related awards, health, disability and fringe benefits, vacation, insurance (including self-insured arrangements), or other employee benefits or remuneration of any kind, whether written or unwritten or otherwise, funded or unfunded, including without limitation, any Employee Agreement, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is currently maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any current or former employee, officer, director or consultant of the Company, or with respect to which the Company or any ERISA Affiliate has or may have any Liability or obligation, including all International Employee Plans, Employee Agreements and consulting agreements with independent contractors.
24    “Company Equityholder” shall mean each Person who is a holder of Company Capital Stock that are issued and outstanding immediately prior to the Merger 1 Effective Time and each Person who is a holder of a Company Option and each Person who is a holder of a Company Warrant, including Persons holding Company Capital Stock, Company Options and Company Warrants following the LLC Consolidation.
25    “Company Intellectual Property” shall mean all Intellectual Property, whether registered or not, which (i) has been assigned to the Company, (ii) was invented created, discovered or developed by an Employee of the Company in the conduct of the Company Business, or (iii) was exclusively licensed to the Company, and in each case (i), (ii) or (iii) is or may be useful in the conduct of the Company Business, whether or not reduced to practice.
26    “Company IP Contract” shall mean any Contract to which the Company is a party and pursuant to which (i) the Company has granted a license (including any sublicense) under Company Intellectual Property to any third Person, or any option with respect thereto, or (ii) any third Person has granted a license (including any sublicense) to the Company under third Person Intellectual Property; provided that Company IP Contracts shall not include (A) “shrink wrap” and similar off-the-shelf software licenses or (B) other non-material agreements and licenses ancillary to the purchase or use of equipment, reagents or other materials.
27    “Company Option Plan” shall mean the 2007 Stock Plan.
28    “Company Options” shall mean all outstanding options to purchase or otherwise acquire shares of Company Common Stock, whether vested or unvested, granted pursuant to the Company Option Plan, or pursuant to any individual stock option agreement.
29    “Company Patent Rights” shall mean all Patent Rights which both (a) have been assigned or exclusively licensed to the Company or to OMT, LLC, and (b) are or may be useful in the conduct of the Company Business.
30    “Company Preferred Stock” shall mean the Series A Preferred Stock and the Series B Preferred Stock.
31    “Company Products” shall mean (i) the products made commercially available by the Company or OMT, LLC and known as OmniRat, OmniMouse, and OmniFlic, and (ii) any products created by the Company or OMT, LLC using modifications of or improvements to the OmniRat, OmniMouse, and OmniFlic products in development as of the Merger 1 Effective Time, including OmniRat-2, OmniMouse-2, and OmniFlic-2.
32    “Company Stockholder” shall mean a holder of Company Capital Stock as of immediately prior to the Merger 1 Effective Time, including Persons holding Company Capital Stock following the LLC Consolidation.
33    “Company Warrant” shall mean the outstanding warrants to purchase shares of Series B Preferred Stock.
34    “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, instrument, note, warranty, purchase order, license, sublicense or other legally binding commitment.
35    “Current Assets” means the Company’s current assets (other than (i) Cash, (ii) amounts due from OMT 1, Inc., OMT 2, Inc., OMT, LLC or OMT Therapeutics, Inc. and (iii) deferred Tax assets that reflect timing differences between book and Tax accounting), after giving effect to the LLC Consolidation, calculated in accordance with GAAP and applying the same accounting principles and methodologies used to prepare the Company Balance Sheet.
36    “Current Liabilities” means the Company current Liabilities (other than (i) the Company’s Transaction Expenses that are unpaid, (ii) any Change in Control Payments that are unpaid, and (iii) deferred Tax Liabilities that reflect timing differences between book and Tax accounting), after giving effect to the LLC Consolidation, calculated in accordance with GAAP and applying the same accounting principles and methodologies used to prepare the Company Balance Sheet.
37    “Employee” shall mean any current or former or retired employee of the Company or any ERISA Affiliate. For the avoidance of doubt, nothing in this Agreement shall be deemed to give any Person any claim to be treated as an employee of the Company.
38    “Employee Agreement” shall mean each written employment, severance, consulting, independent contracting, relocation, change in control, retention, or other agreement or contract between the Company or any ERISA Affiliate and any Employee, consultant or service provider under which the Company has any obligation.
39    “ERISA” shall mean and any individual or entity treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code.
40    “ERISA Affiliate” shall mean and any individual or entity controlling, controlled by or under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA, and the regulations issued thereunder.
41    “Escrow Agent” shall mean Computershare Trust Company, N.A., or any successor as determined in accordance with the Escrow Agreement.
42    “Escrow Amount” shall mean (i) $6,942,000 plus (ii) that number of shares of Parent Common Stock equal to seven and one-half percent (7.5%) of the Stock Merger Consideration.
43    “Escrow Fund” shall mean the Escrow Amount held by the Escrow Agent in accordance with this Agreement and the Escrow Agreement.
44    “Escrow Termination Date” shall mean the date that is fifteen (15) months following the Closing Date, except as provided in Section 8.1(a).
45    “Estimated Closing Date Net Working Capital Amount” shall mean the Company’s estimate of Net Working Capital as of the Merger 1 Effective Time, which shall be set forth in the Closing Notice.
46    “Estimated Signing Date Net Cash Amount” shall mean the Company’s estimate of the Signing Date Net Cash Amount, which is set forth in the Closing Notice.
47    “Estimated Signing Date Net Working Capital Amount” shall mean the Company’s estimate of the Net Working Capital as of date hereof, which is set forth in the Closing Notice.
48    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
49    “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.
50    “Indebtedness” shall mean (i) all indebtedness of the Company for borrowed money or indebtedness issued or incurred in substitution or exchange for borrowed money, (ii) amounts owing by the Company as deferred purchase price for property or services, (iii) indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security for the payment of which the Company is responsible or liable, (iv) commitments or obligations by which the Company assures a creditor against Loss (including contingent reimbursement obligations with respect to letters of credit), (v) indebtedness secured by a Lien on any assets and properties of the Company, (vi) obligations to repay deposits or other amounts advanced by and owing by the Company to third parties, (vii) obligations of the Company under any interest rate, currency or other hedging agreement, (viii) obligations of the Company under capital leases in respect of which the Company is liable as obligor, guarantor, or otherwise, or (ix) guarantees under which the Company is liable with respect to any indebtedness, obligations, claim or Liability of any other Person of a type described in clauses (i) through (viii) above, and (x) any interest, prepayment penalties, premiums, fees and expenses due and payable in respect of any of the foregoing.
51    “Indemnified Parties” shall mean Parent and the Surviving Corporation and their respective officers and directors.
52    “Intellectual Property” shall mean any or all United States and foreign intellectual property rights, arising under statutory, common or other law and whether or not perfected or registered, and all rights associated therewith, including: (i) all patents and patent applications (including United States provisional patent applications, Unites States non-provisional patent applications, PCT patent applications, and foreign patent applications), and all reissues, reexaminations, divisionals, renewals, extensions, continuations and continuations-in-part thereof, whether or not patentable, anywhere in the world; (ii) all data and documentation (including all laboratory notebooks,); (iii) all rights relating to Trade Secrets, including knowledge related to the manufacture and development of Company Products and any cell lines utilized in the manufacture and development of Company Products; (iv) all rights associated with works of authorship, including copyrights and moral rights in both published and unpublished works and registrations and applications for registration thereof, and all other rights corresponding thereto throughout the world; and (v) all registered and unregistered trademarks, service marks, trade names, corporate names, domain names and other names and slogans, logos, common law trademarks and service marks, trade dress, industrial designs, including all registrations and applications therefor throughout the world and the goodwill associated therewith.
53    “International Employee Plan” shall mean each Company Employee Plan that provides compensation or benefits to current or former Company employees or service providers or other Persons who reside or perform services primarily outside the United States.
54    “IRS” shall mean the Internal Revenue Service.
55    “Knowledge” shall mean with respect to the Company that one or more of the officers of the Company and the individuals listed in Section 1-2 of the Company Disclosure Letter, has actual knowledge of the fact or other matter at issue after reasonable inquiry of such individual’s direct reports.
56    “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.
57    “Liability” shall mean any direct or indirect liability, Indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any person of any type, known or unknown, and whether accrued, absolute, contingent, matured, unmatured or other, including “off-balance sheet” liabilities, excluding obligations under existing licenses to Intellectual Property.
58    “Liens” shall mean any or all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever, excluding licenses to Intellectual Property or violations of rights in Intellectual Property.
59    “Losses” shall mean any and all claims, losses, Liabilities, damages, judgments, settlements, awards, fines, penalties, Taxes, costs and expenses (including reasonable attorneys’ fees and expenses and costs of investigation), whether involving a third-party claim or a claim solely between the parties hereto.
60    “Material Adverse Effect” when used in connection with an entity, shall mean any change or effect that has occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is materially adverse to such entity taken as a whole with its Subsidiaries, or to such entity’s business, assets, Liabilities, capitalization, financial condition or results of operations, which the parties hereto agree shall include the termination of the contract with any customer or licensee listed on Section 1-3 of the Company Disclosure Letter; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (i) any change or effect resulting from compliance with the terms and conditions of this Agreement; (ii) any change or effect resulting from changes in Legal Requirements or the interpretation thereof (which change or effect does not disproportionately affect such entity in any material respect); (iii) any change or effect resulting from changes affecting any of the industries in which such entity or its Subsidiaries operates generally or the United States or worldwide economy generally, financial markets or political conditions (which changes in each case do not disproportionately affect such entity in any material respect); (iv) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof (which change or effect does not disproportionately affect such entity in any material respect); (v) failure to meet internal forecasts or financial projections (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect); or (vi) any litigation arising from allegations of a breach of fiduciary duty or misrepresentation in any disclosure relating to this Agreement or the Transactions.
61    “Merger Consideration” shall mean (i) the Cash Merger Consideration plus (ii) the Stock Merger Consideration.
62    “Multiemployer Plan” shall mean any Pension Plan which is a “multiemployer plan,” as defined in Section 3(37) of ERISA.
63    “Net Working Capital Target” shall mean $0.
64    “Net Working Capital” shall mean the Company’s (i) Current Assets, less (ii) Current Liabilities.
65    “Outstanding Shares” shall mean, without duplication, the sum of the total number of (i) shares of Company Common Stock outstanding as of the Merger 1 Effective Time, (ii) shares of Company Common Stock issuable upon conversion of the Company Preferred Stock and Class A Common Stock immediately prior to the Merger 1 Effective Time, (iii) shares of Company Common Stock issuable upon exercise of the Company Options immediately prior to the Merger 1 Effective Time, and (iv) shares of Company Common Stock issuable upon conversion of the Series B Preferred Stock issuable upon exercise of the Company Warrants immediately prior to the Merger 1 Effective Time, in each case, with respect to any exercises or conversions into Company Common Stock or Company Preferred Stock that are to be effective immediately prior to or simultaneous with the Merger (other than the conversion of the Company Capital Stock into the right to receive the Merger Consideration and Additional Cash Consideration) being given effect. For purposes of clarity, the calculation of Outstanding Shares shall be calculated after giving effect to the LLC Consolidation.
66    “Parent Common Stock” shall mean the common stock of Parent, par value $0.001 per share.
67    “Parent Stock Price” shall be equal to the volume weighted average price over the twenty (20) trading-day period ending three (3) trading days prior to the Closing Date; provided however, that if such amount is greater than or equal to $115.50, then the Parent Stock Price shall be $115.50 and if such amount is less than or equal to $104.50, then the Parent Stock Price shall be $104.50.
68    “Patent Rights ” shall mean all (i) issued patents; (ii) pending patent applications and any related patent applications filed in the future claiming priority thereto, including all provisional applications, non-provisional applications, international (PCT) applications, substitutions, continuations, continuations in part, divisions, renewals, and all patents granted thereon or issuing therefrom; (iii) all patents of addition, reissues, re-examinations and extensions or restorations by extension or restoration mechanisms, including supplementary protection certificates or the equivalent thereof; (iv) registration patents, inventor’s certificates or confirmation patents; and (v) any form of government-issued right substantially similar to any of the foregoing, in each case in any country or patent examining or granting jurisdiction.
69    “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.
70    “Per Share Class A Common Cash Amount” shall mean an amount of cash equal to the Per Share Participation Cash Amount.
71    “Per Share Class A Common Stock Amount” shall mean the number of shares of Parent Common Stock equal to the Per Share Participation Stock Amount.
72    “Per Share Common Cash Amount” shall mean an amount of cash equal to the sum of (i) the Per Share Participation Cash Amount plus (ii) the product of (A) the Per Share Common Preference Amount multiplied by (B) the Cash Consideration Ratio.
73    “Per Share Common Preference Amount” shall mean $4.14341.
74    “Per Share Common Stock Amount” shall mean the number of shares of Parent Common Stock equal to (i) the Per Share Participation Stock Amount plus (ii) the quotient obtained by dividing the (x) product of (A) the Per Share Common Preference Amount and (B) the Stock Consideration Ratio by (y) the Parent Stock Price.
75    “Per Share Participation Cash Amount” shall mean an amount in cash equal to the quotient obtained by dividing (x) the Aggregate Participation Cash Amount by (y) the Outstanding Shares, as adjusted pursuant to Section 2.12(c).
76    “Per Share Participation Stock Amount” shall mean the number of shares of Parent Common Stock equal (x) the Aggregate Participation Stock Amount divided by (y) the Outstanding Shares, as adjusted pursuant to Section 2.12(c) divided by (z) Parent Stock Price.
77    “Per Share Series A Cash Amount” shall mean an amount of cash equal to the sum of (i) the product of (A) the Per Share Participation Cash Amount multiplied by (B) the rate at which Series A Preferred Stock converts into Company Common Stock plus (ii) the product of (A) the Per Share Series A Preference Amount multiplied by (B) the Cash Consideration Ratio.
78    “Per Share Series A Preference Amount” shall mean $2.11.
79    “Per Share Series A Stock Amount” shall mean the number of shares of Parent Common Stock equal to (i) the product of (A) the Per Share Participation Stock Amount multiplied by (B) the rate at which Series A Preferred Stock converts into Company Common Stock plus (ii) the quotient obtained by dividing the (x) product of (A) the Per Share Series A Preference Amount and (B) the Stock Consideration Ratio by (y) the Parent Stock Price.
80    “Per Share Series B Cash Amount” shall mean an amount of cash equal to the sum of (i) the product of (A) the Per Share Participation Cash Amount multiplied by (B) the rate at which Series B Preferred Stock converts into Company Common Stock plus (ii) the product of (A) the Per Share Series B Preference Amount multiplied by (B) the Cash Consideration Ratio.
81    “Per Share Series B Preference Amount” shall mean $3.7903.
82    “Per Share Series B Stock Amount” shall mean the number of shares of Parent Common Stock equal to (i) the product of (A) the Per Share Participation Stock Amount multiplied by (B) the rate at which Series B Preferred Stock converts into Company Common Stock plus (ii) the quotient obtained by dividing the (x) product of (A) the Per Share Series B Preference Amount and (B) the Stock Consideration Ratio by (y) the Parent Stock Price.
83    “Permitted Expenditure Payments” shall mean the total amount of Permitted Expenditures made by the Company made between the date hereof and the Merger 1 Effective Time.
84    “Permitted Expenditures” shall mean the expenditures set forth in Section 5.1(b) of the Company Disclosure Letter, which shall include the payment of any Indebtedness, Transaction Expenses and Change in Control Payments permitted to be made between the date hereof and the Merger 1 Effective Time.
85    “Permitted Liens” shall mean Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings for which a reserve has been established in accordance with GAAP, except as set forth on Section 1-4 of the Company Disclosure Letter, on the Company Balance Sheet.
86    “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
87    “Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on (and including) the Closing Date.
88    “Pro Rata Portion” shall mean, with respect to each Company Equityholder, the quotient (expressed as a percentage) obtained by dividing (x) the portion of the Merger Consideration to be received by such person as of immediately prior to the Merger 1 Effective Time for all shares of Company Common Stock on an as-converted basis held by such Person by (y) the aggregate Merger Consideration payable to all such Persons as of immediately prior to the Merger 1 Effective Time for all shares of Company Common Stock on an as-converted basis held by all such Persons. Each Company Equityholder’s Pro Rata Portion will be reflected on the Closing Date Allocation Schedule, shown to four decimals points (e.g., 5.4321%).
89    “Property Taxes” means all property Taxes, personal property Taxes and similar ad valorem Taxes.
90    “Related Party” shall mean each of the following: (i) each of the Company Equityholders holding in excess of five percent (5%) of the Company’s capital stock, on a fully-diluted, as-converted basis; (ii) each individual who is, or who has at any time been, an officer or director of the Company; (iii) each member of the immediate family of each of the individuals referred to in clause (i) or (ii) above; and (iv) any trust or other Person (other than the Company) in which any one of the Persons referred to in clause (i), (ii) or (iii) above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary, equity or other financial interest.
91    “Representative Reimbursement Amount” shall mean Two Hundred Thousand Dollars ($200,000).
92    “Securities Act” shall mean the Securities Act of 1933, as amended.
93    “SEC Reports” shall mean all reports filed by Parent under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC since January 1, 2014.
94    “Section 280G Waiver” shall mean, with respect to any person, a written agreement waiving such Person’s right to receive any “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), to the extent the value thereof exceeds 2.99 times such Person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the right to receive such payments is approved by the stockholders of the Company in a manner that complies with Section 280G(b)(5)(B) of the Code.
95    “Series A Preferred Stock” shall mean the Company’s Series A Preferred Stock, par value $0.001 per share.
96    “Series A Preferred Units” shall mean the class of units designated “Series A Preferred Units” in the LLC Agreement and which represent an interest in OMT, LLC.
97    “Series B Preferred Stock” shall mean the Company’s Series B Preferred Stock, par value $0.001 per share.
98    “Series B Preferred Units” shall mean the class of units designated “Series B Preferred Units” in the LLC Agreement and which represent an interest in OMT, LLC.
99    “Signing Date Net Cash Amount” shall mean all Cash held by the Company and OMT, LLC as of the date hereof, less the Permitted Expenditure Payments, which shall be set forth in the Closing Statement.
100    “Signing Date Net Working Capital Amount” shall mean the Net Working Capital as of the date hereof, which shall be set forth in the Closing Statement.
101     “Stock Consideration Ratio” shall mean the quotient obtained by dividing (i) the product of the Parent Stock Price times the Stock Merger Consideration by (ii) the sum of the Cash Merger Consideration, Additional Cash Consideration and the product of the Parent Stock Price times the Stock Merger Consideration.
102    “Stock Merger Consideration” shall mean:
(i)    the number of shares of Parent Common Stock equal to $85,440,000,
(ii)     divided by the Parent Stock Price.
103    “Straddle Period” shall mean any Tax period beginning before or on the Closing Date and ending after the Closing Date.
104    “Tax” or “Taxes” shall mean any and all federal, state, local and foreign taxes and other like governmental charges, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, alternative, add-on minimum, estimated, ad valorem, transfer, franchise, branch profits, windfall profit, registration, license, withholding, payroll, recapture, employment, social security, disability, severance, stamp, occupation, capital stock, municipal, environmental, excise, real and personal property taxes, custom duty or other tax of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts, whether disputed or not, and any Liability for the payment of any amounts of the type described above in this paragraph as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person by law or otherwise or as a result of any obligations under any agreements or arrangements with any other Person and including any Liability for taxes of a predecessor entity.
105    “Tax Authority” shall mean any governmental agency, board, bureau, body, department or authority of any United States federal, state or local jurisdiction or any foreign jurisdiction, having or purporting to exercise jurisdiction with respect to any Tax.
106    “Tax Return” shall mean any return, declaration, statement, report, claim for refund, tax filing or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, any amendment and information returns and reports) relating to Taxes.
107    “Trade Secrets” shall mean all rights relating to trade secrets and other confidential business information, including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, including know-how related to the manufacture and development of Company Products and any cell lines utilized in the manufacture and development of Company Products, manufacturing and production processes and techniques, secret formulas, compositions, formulations, research and development information, drawings, specifications, designs, plans, charts, diagrams, proposals, technical data, data bases, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information; in the case of each of the foregoing, only with respect to those items that the Company desires to keep secret and when the value of those items is derived exclusively from such secrecy.
ARTICLE II.
THE MERGERS
2.1    Merger 1.
(a)    Upon the terms and subject to the conditions hereof, at the Merger 1 Effective Time (as defined in Section 2.1(b)), Merger Sub 1 shall be merged with and into the Company and the separate existence of Merger Sub 1 shall thereupon cease, and the Company shall continue as the Intermediate Surviving Corporation in accordance with the DGCL.
(b)    Merger 1 shall become effective upon the filing of the certificate of merger with respect to Merger 1 (the “Certificate of Merger 1”) with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL, or at such other time as Merger Sub 1 and the Company shall agree should be specified in the Certificate of Merger 1, which filing shall be made as soon as practicable on the Closing Date. When used in this Agreement, the term “Merger 1 Effective Time” shall mean the time at which the Certificate of Merger 1 is accepted for filing by the Secretary of State of the State of Delaware or such time as otherwise specified in the Certificate of Merger 1.
(c)    Merger 1 shall, from and after the Merger 1 Effective Time, have all the effects provided herein, in the Certificate of Merger 1 and in the applicable provisions of the DGCL.
2.2    Merger 2.
(a)    Upon the terms and subject to the conditions hereof, at the Merger 2 Effective Time (as defined in Section 2.2(b)), the Intermediate Surviving Corporation shall be merged with and into Merger Sub 2 and the separate existence of the Intermediate Surviving Corporation shall thereupon cease, and Merger Sub 2 shall continue as the Surviving Corporation in accordance with the DGCL.
(b)    Merger 2 shall become effective upon the filing of the certificate of merger with respect to Merger 2 (the “Certificate of Merger 2”) with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL, or at such other time as Merger Sub 2 and the Intermediate Surviving Corporation shall agree should be specified in the Certificate of Merger 2, which filing shall be made as soon as practicable on the Closing Date and immediately following the Merger 1 Effective Time. When used in this Agreement, the term “Merger 2 Effective Time” shall mean the time at which the Certificate of Merger 2 is accepted for filing by the Secretary of State of the State of Delaware or such time as otherwise specified in the Certificate of Merger 2.
(c)    Merger 2 shall, from and after the Merger 2 Effective Time, have all the effects provided herein, in the Certificate of Merger 2 and in the applicable provisions of the DGCL.
2.3    Closing.  The closing of Merger 1 (the “Closing”) shall take place at the offices of Latham & Watkins LLP, located at 12670 High Bluff Drive, San Diego, California 92130, at 9:00 a.m. local time, or such other time and date to be specified by the parties, which shall be no later than the third (3rd) Business Day after the satisfaction or, to the extent permitted by law, waiver by the party entitled to the benefit thereof of the conditions set forth in Article VII (other than those that by their terms are to be satisfied at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”
2.4    Certificate of Incorporation .  At the Merger 1 Effective Time, the Certificate of Incorporation of Merger Sub 1, as in effect immediately prior to the Merger 1 Effective Time, shall be the certificate of incorporation of the Intermediate Surviving Corporation. At the Merger 2 Effective Time, the certificate of incorporation of Merger Sub 2, as in effect immediately prior to the Merger 2 Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended in accordance with the applicable law and such certificate of incorporation; provided, however, that at the Merger 2 Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is “Open Monoclonal Technology, Inc.””
2.5    Bylaws. At the Merger 1 Effective Time, the bylaws of Merger Sub 1, as in effect immediately prior to the Merger 1 Effective Time, shall be the bylaws of the Intermediate Surviving Corporation. At the Merger 2 Effective Time, the bylaws of Merger Sub 2, as in effect immediately prior to the Merger 2 Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended in accordance with the applicable law and such bylaws.
2.6    Directors.  The directors of Merger Sub 1 immediately prior to the Merger 1 Effective Time shall be the directors of the Intermediate Surviving Corporation. The directors of Merger Sub 2 immediately prior to the Merger 2 Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, in any case in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation and in accordance with applicable law.
2.7    Officers The officers of Merger Sub 1 immediately prior to the Merger 1 Effective Time shall be the officers of the Intermediate Surviving Corporation. The officers of the Intermediate Surviving Corporation immediately prior to the Merger 2 Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, in any case in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation and in accordance with applicable Law.
2.8    Conversion of Securities; Treatment of Company Options and Company Warrants. At the Merger 1 Effective Time, by virtue of Merger 1 and without any action on the part of the holder of any shares of Company Capital Stock or any shares of capital stock of Merger Sub 1 or any Company Options or Company Warrants:
(a)    Cancellation of Treasury Stock. Each share of Company Capital Stock that is held in the treasury of the Company and each share of Company Capital Stock owned by Parent, Merger Sub 1, Merger Sub 2 or any other wholly-owned subsidiary of Parent shall be canceled and retired and no consideration shall be delivered in exchange therefor.
(b)    Company Capital Stock. Subject to Section 2.9, Section 2.12 and Article VIII, (i) each share of Company Common Stock issued and outstanding immediately prior to the Merger 1 Effective Time (other than shares of Company Common Stock to be canceled in accordance with Section 2.8(a) and other than Dissenting Shares) shall be converted at the Merger 1 Effective Time into the right to receive (A) the Per Share Common Cash Amount, without interest, and (B) the Per Share Common Stock Amount; (ii) each share of Company Class A Common Stock issued and outstanding immediately prior to the Merger 1 Effective Time (other than shares of Company Class A Common Stock to be canceled in accordance with Section 2.8(a) and other than Dissenting Shares) shall be converted at the Merger 1 Effective Time into the right to receive (A) the Per Share Class A Common Cash Amount, without interest, and (B) the Per Share Class A Common Stock Amount; (iii) each share of Series A Preferred Stock issued and outstanding immediately prior to the Merger 1 Effective Time (other than shares of Series A Preferred Stock to be canceled in accordance with Section 2.8(a) and other than Dissenting Shares) shall be converted at the Merger 1 Effective Time into the right to receive (A) the Per Share Series A Cash Amount, without interest, and (B) the Per Share Series A Stock Amount; (iv) each share of Series B Preferred Stock issued and outstanding immediately prior to the Merger 1 Effective Time (other than shares of Series B Preferred Stock to be canceled in accordance with Section 2.8(a) and other than Dissenting Shares) shall be converted at the Merger 1 Effective Time into the right to receive (A) the Per Share Series B Cash Amount, without interest, and (B) the Per Share Series B Stock Amount. All such shares of Company Capital Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired, and each holder of a Company Certificate representing any such shares of Company Capital Stock, as applicable, shall cease to have any rights with respect thereto, except the right to receive, subject to Section 2.9 and Article VIII, the applicable Merger Consideration and Additional Cash Consideration with respect to such shares upon the surrender of such certificate in accordance with Section 2.9. Immediately prior to, but contingent upon, the Merger 1 Effective Time, any share of Company Capital Stock that is unvested shall become fully vested and any rights of repurchase or forfeiture applicable to any such share shall lapse.
(c)    Company Warrants. Subject to Section 2.9 and Article VIII, each share of Company Capital Stock underlying a Company Warrant (whether vested or unvested) issued and outstanding immediately prior to the Merger 1 Effective Time shall be canceled in consideration of payment to the holder thereof (each, a “Warrantholder”) of (i) the Per Share Series B Cash Amount minus the product of the exercise price per share of Series B Preferred Stock subject or related to such Company Warrant times the Cash Consideration Ratio, without interest, and (ii) the Per Share Series B Stock Amount minus that number of shares of Parent Common Stock equal to the quotient obtained by dividing (x) the product of the Stock Consideration Ratio times the exercise price per share of Company Capital Stock subject or related to such Company Warrant, by (y) the Parent Stock Price (the aggregate amount for all Company Warrants, the “Warrant Merger Consideration”). The Warrant Merger Consideration shall constitute the sole consideration payable in respect of a canceled Company Warrant and no additional consideration shall be paid in respect of a canceled Company Warrant.
(d)    Company Options. Each Company Option shall become fully vested and exercisable immediately prior to, but contingent upon, the Merger 1 Effective Time. Subject to Section 2.9 and Article VIII, each share of Company Common Stock underlying a Company Option (whether vested or unvested) that has not been exercised prior to the Merger 1 Effective Time shall be canceled in consideration of payment to the holder thereof (each, an “Optionholder”) of (i) the Per Share Common Cash Amount minus the product of the exercise price per share of Company Common Stock subject or related to such Company Option times the Cash Consideration Ratio, without interest, and (ii) the Per Share Common Stock Amount minus that number of shares of Parent Common Stock equal to the quotient obtained by dividing (x) the product of the Stock Consideration Ratio times the exercise price per share of Company Common Stock subject or related to such Company Option held by such Optionholder as of immediately prior to the Merger 1 Effective Time (whether vested or unvested), by (y) the Parent Stock Price (the “Option Payment”). Each Option Payment shall be adjusted for applicable withholding Taxes which shall be paid from the cash portion of such Option Payment; provided, however, that payment shall be made only to those Optionholders who have delivered to the Company prior to Closing an executed consent agreement and release (the “Optionholder Consent Agreement”) in the form attached hereto as Exhibit A. The Option Payment shall constitute the sole consideration payable in respect of all canceled Company Options and no additional consideration shall be paid in respect of any canceled Company Options. The Company shall take all necessary actions, including providing any required notice to Optionholders or obtaining any required consents from Optionholders, necessary to effect the transactions described in this Section 2.8(d) and to terminate the Company Option Plan effective at the Merger 1 Effective Time.
(e)    Dissenting Shares.
(i)    Notwithstanding anything in this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the Merger 1 Effective Time and held by a holder who has not voted in favor of the Mergers or consented thereto in writing and who has exercised and perfected appraisal for dissenters rights for such shares in accordance with Section 262 of the DGCL and has not effectively withdrawn or lost such appraisal or dissenters rights (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to consideration for Company Capital Stock set forth in Section 2.8(b), and the holder or holders of such shares shall be entitled only to such rights as may be granted to such holder or holders in Section 262 of the DGCL.
(ii)    At the Merger 1 Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the provisions of Section 2.8(e)(i), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights and dissenters rights under Section 262 of the DGCL, or a court of competent jurisdiction shall determine that such holder is not entitled to relief provided under Section 262 of the DGCL, then, as of the later of the Merger 1 Effective Time and the occurrence of such event, such holder’s shares of Company Capital Stock shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock set forth in Section 2.8(b), without interest, upon surrender of the certificate representing such shares in the manner provided in Section 2.9 or, in the case of a lost, stolen, mutilated, defaced or destroyed certificate, upon delivery of the affidavit, described in Section 2.11.
(f)    Stock of Merger Sub 1. Each share of common stock of Merger Sub 1 issued and outstanding immediately prior to the Merger 1 Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Intermediate Surviving Corporation and all such shares together shall constitute the only outstanding shares of capital stock of the Intermediate Surviving Corporation.
(g)    Stock of Merger Sub 2. Each share of common stock of Merger Sub 2 issued and outstanding immediately prior to the Merger 2 Effective Time shall be converted into one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation and all such shares together shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
2.9    Surrender of Certificates.
(a)    Parent to Provide Cash. Prior to or at the Merger 1 Effective Time, Parent shall make available to the Surviving Corporation for exchange in accordance with this Article II, the Cash Merger Consideration and Additional Cash Consideration, calculated using the Additional Cash Merger Consideration Inputs provided in the Closing Notice and the Stock Merger Consideration, in exchange for Company Capital Stock, Company Options and Company Warrants; provided, that Parent will promptly pay to the Surviving Corporation any amounts by which the Merger Consideration increases due to Dissenting Shares being later deemed to be converted as of the Merger 1 Effective Time as provided in Section 2.8(e)(ii). No interest shall be paid or shall accrue on any consideration payable to holders of Company Capital Stock pursuant to the provisions of this Article II. All amounts payable to the holders of Company Options shall be subject to all applicable withholding taxes and shall be paid by the Surviving Corporation through its payroll (or, to the extent the Optionholder is not employed by or providing services to the Surviving Corporation, the Surviving Corporation shall pay such amounts to the employer of such Optionholder to be paid to the Optionsholder through its payroll).
(b)    Exchange Procedures. Prior to the Merger 1 Effective Time, the Company shall mail to each holder of record (as of the Merger 1 Effective Time) of a certificate or certificates or an instrument or instruments (the “Certificates”), which immediately prior to the Merger 1 Effective Time will represent outstanding shares of Company Capital Stock or Company Warrants whose shares or Company Warrants will be converted into the right to receive the Merger Consideration and Additional Cash Consideration pursuant to Section 2.8: (A) a letter of transmittal (which shall specify that delivery of the Merger Consideration and Additional Cash Consideration shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Parent and shall be in such form and have such other provisions as are reasonably acceptable to Parent and the Stockholders’ Representative) and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and Additional Cash Consideration. Upon surrender of Certificates for cancellation to Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of record of such Certificates (unless such Certificates represent Dissenting Shares) shall be entitled to receive in exchange therefor the amount, without interest, constituting the Merger Consideration and Additional Cash Consideration such holder is entitled to receive pursuant to Section 2.8, less the pro rata amount deemed contributed by such Company Equityholder to the Escrow Amount and the Representative Reimbursement Amount and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates (other than those representing Dissenting Shares, unless the holder thereof loses its right to appraisal) will be deemed from and after the Merger 1 Effective Time, for all corporate purposes, to evidence the right to receive the Merger Consideration and Additional Cash Consideration into which such securities shall have been so converted. Each Optionholder shall have delivered to the Company an executed Optionholder Consent Agreement as of the Closing, as required by Section 2.8(d).
(c)    Required Withholding. Each of Parent, the Surviving Corporation and the Escrow Agent shall be entitled to deduct and withhold from any consideration payable or other payment pursuant to this Agreement to any Company Equityholder or any other Person such amounts as are required to be deducted or withheld therefrom under the Code or otherwise under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld and timely paid to the appropriate Tax Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.
(d)    No Liability. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Intermediate Surviving Corporation, the Surviving Corporation or any other party hereto shall be liable to a holder of any shares of Company Capital Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.
2.10    No Further Ownership Rights in Company Capital Stock.  All consideration paid upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Merger 1 Effective Time. If, after the Merger 1 Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.
2.11    Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen, mutilated, defaced or destroyed, upon the making of an affidavit of fact reasonably acceptable to Parent by the Person claiming such Certificate to be lost, stolen, mutilated, defaced or destroyed, and, if required by Parent, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation shall, subject to Section 2.9(b), pay in exchange for such lost, stolen, mutilated, defaced or destroyed Certificate the amount of Merger Consideration and Additional Cash Consideration such Person would have been entitled to receive had such Person surrendered such lost, stolen, mutilated, defaced or destroyed Company Certificate to the Surviving Corporation pursuant to Section 2.9(b).
2.12    Accredited/Unaccredited Investors.
(a)    Promptly following the date of this Agreement, the Company shall deliver an investor questionnaire in the form attached hereto as Exhibit B (the “Investor Questionnaire”) to each Company Equityholder, and thereafter the Company shall deliver the Investor Questionnaire to all Persons who become Company Equityholders during the period between such date and the Merger 1 Effective Time and to collect and deliver to Parent prior to the Closing accurately completed Investor Questionnaires from all such Persons. The Investor Questionnaire shall include questions and representations relating to the potential issuance of Parent Common Stock under this Agreement to such Company Equityholder under Regulation D under the Securities Act, including regarding such Company Equityholder’s status as an “accredited investor” as defined in Rule 501 under the Securities Act (“Accredited Investors”).
(b)    For purposes of this Agreement, any Company Equityholder who fails to return a properly completed Investor Questionnaire within two (2) Business Days prior to the Closing Date or otherwise fails to demonstrate, to Parent’s reasonable satisfaction, its, his or her status as an Accredited Investor, shall be deemed to not be an Accredited Investor.
(c)    Notwithstanding anything in this Agreement to the contrary, no shares of Parent Common Stock shall be payable to Company Equityholders that are not Accredited Investors in connection with payment of the Merger Consideration, and each such Company Equityholder shall instead receive (if, when and to the extent applicable) an additional cash payment in lieu thereof, which payment shall reduce the amount of cash payable to the Company Equityholder that are Accredited Investors on a dollar-for-dollar basis, and the number of shares of Parent Common Stock that would have been paid to the Company Equityholders that are not Accredited Investors shall instead be paid to the Company Equityholders that are Accredited Investors pro rata, with the aggregate amount of such increase being rounded up to the next whole share. For the avoidance of doubt, in no event shall any adjustment pursuant to this Section 2.12(c) increase the Cash Merger Consideration and Additional Cash Consideration.
2.13    Legend.  All certificates representing any shares of Parent Common Stock that may be issued pursuant to this Agreement shall have a restrictive legend in the following form:
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS (THE “STATE ACTS”), HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION UNDER THE STATE ACTS OR EXEMPTIONS FROM SUCH REGISTRATION OR QUALIFICATION REQUIREMENTS (INCLUDING, IN THE CASE OF THE SECURITIES ACT, THE EXEMPTION AFFORDED BY RULE 144 THEREUNDER).
2.14    Purchase Price Adjustment.
(a)    Closing Notice.
(i)    At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a written notice executed by an authorized officer of the Company (the “Closing Notice”), setting forth good faith estimates of: (1) the Aggregate Exercise Price, (2) the Company’s Cash as of the date hereof and as of the Merger 1 Effective Time, (3) Company’s Current Assets as of the date hereof and as of the Merger 1 Effective Time, (4) the Company’s Current Liabilities as of the date hereof and as of the Merger 1 Effective Time, (5) the Indebtedness (other than Current Liabilities) as of the date hereof and as of the Merger 1 Effective Time, (6) the Company’s Transaction Expenses that are unpaid as the Merger 1 Effective Time, and (7) any Change in Control Payments that are unpaid as of the Merger 1 Effective Time, in each case as of the Merger 1 Effective Time (clauses (1) through (7) collectively the “Additional Cash Merger Consideration Inputs”).
(ii)    The Closing Notice shall also set forth the Company’s calculation of (1) the amount by which the Estimated Signing Date Net Cash Amount is greater or less than the Signing Date Net Cash Amount (such amount, the “Signing Date Net Cash Adjustment Amount”), (2) the amount by which the Estimated Signing Date Net Working Capital Amount is greater or less than the Signing Date Net Working Capital Amount (such amount, the “Signing Date Net Working Capital Adjustment Amount”) and (3) the amount by which the Estimated Closing Date Net Working Capital Amount is less than the Net Working Capital Target, if applicable (such amount, the “Estimated Closing Date Net Working Capital Deficiency Amount”).
(b)    Draft Closing Statement.
(i)    As soon as practicable following the Merger 1 Effective Time, Parent may cause the Surviving Corporation to prepare a report setting forth the actual amounts of the Additional Cash Merger Consideration Inputs as of the date hereof and the Merger 1 Effective Time, along with a summary showing in reasonable detail the Surviving Corporation’s calculation of such amounts (the “Draft Closing Statement”). If it so elects to prepare a Draft Closing Statement, Parent shall deliver the Draft Closing Statement to the Stockholders’ Representative not later than sixty (60) days following the Closing Date.
(ii)    The Draft Closing Statement shall also set forth the calculation of (1) Signing Date Net Cash Adjustment Amount, (2) Signing Date Net Working Capital Adjustment Amount, (3) the amount by which the Closing Date Net Working Capital is less than the Net Working Capital Target, if applicable (such amount, the “Closing Date Net Working Capital Deficiency Amount”), and (4) the amount by which the Estimated Closing Date Net Working Capital Deficiency Amount is greater than the Closing Date Net Working Capital Deficiency Amount, if applicable (such amount the “Closing Date Net Working Capital True-Up Amount”).
(c)    Review by Stockholders’ Representative. As soon as practicable, but in any event within thirty (30) days of receipt of the Draft Closing Statement, the Stockholders’ Representative shall provide to Parent a written report indicating its agreement with, or specific, itemized and quantified objections to, the Draft Closing Statement (the “Stockholders’ Representative’s Report”), including the calculation of the Signing Date Net Cash Adjustment Amount, the Signing Date Net Working Capital Adjustment Amount, the Closing Date Net Working Capital Deficiency Amount, and the Closing Date Net Working Capital True-Up Amount, as applicable. During such period, Parent shall permit the Stockholders’ Representative reasonable access to the Surviving Corporation’s books and records and personnel to the extent necessary to review the Draft Closing Statement; provided, that the Stockholders’ Representative shall treat all such information as confidential information of Parent. All other items on the Draft Closing Statement which have not been cited in the Stockholders’ Representative’s Report shall be deemed accepted by the Stockholders’ Representative. Failure by the Stockholders’ Representative to object to the Draft Closing Statement within such period shall be deemed to be the Stockholders’ Representative’s acceptance of the entire Draft Closing Statement and all items therein.
(d)    Agreement on Closing Statement.
(i)    Within fifteen (15) days of the receipt by Parent of the Stockholders’ Representative’s Report, the Stockholders’ Representative and Parent shall endeavor in good faith to agree on any matters in dispute. Any matter that Parent chooses not to dispute on the Stockholders’ Representative’s Report within such fifteen (15) day period shall be deemed accepted by Parent.
(ii)    If Parent and the Stockholders’ Representative are unable to agree on any remaining matters in dispute within fifteen (15) days after Parent’s receipt of the Stockholders’ Representative’s Report, then the matters in dispute will be submitted for resolution to the San Diego office of a nationally recognized certified public accounting firm that has not performed accounting, tax or auditing services for Parent, the Company or any of their respective Affiliates during the previous five (5) years, as may be mutually acceptable to Parent and the Stockholder’s Representative (any of the foregoing selected to resolve the dispute, an “Appraiser”),which shall within thirty (30) days of such submission determine and issue a written report to the Stockholders’ Representative and Parent upon such disputed items (in no event enlarging or adding any new or additional item to those set forth in the Stockholders’ Representative’s Report and not accepted by Parent), and such written decision shall be final and binding upon the parties hereto. The Stockholders’ Representative and Parent shall cooperate reasonably with each other and each other’s representatives to enable the Appraiser to render a written decision as promptly as possible. The fees and expenses of the Appraiser shall be borne by the Stockholders’ Representative and Parent in inverse proportion to their respective success on the merits and such allocation of fees and expenses shall be calculated by the Appraiser and shall be final and binding on the parties. At any time, Parent and the Stockholders’ Representative may agree to settle any objections raised in the Stockholders’ Representative’s Report, which agreement shall be in writing and binding upon each of Parent and the Stockholders’ Representative with respect to the subject matter of any such objection so resolved.
(iii)    The Draft Closing Statement, revised to incorporate the resolution of any matters in dispute pursuant to Sections 2.14(c), 2.14(d)(i) and/or 2.14(d)(ii), as applicable, or the Closing Notice in the event that Parent does not deliver a Draft Closing Statement not later than sixty (60) days following the Closing Date, is referred to as the “Closing Statement.” The Closing Statement shall have the legal effect of an arbitral award and shall be final, binding and conclusive on the parties hereto.
(e)    Adjustment to Merger Consideration.
(i)    Signing Date Net Cash Adjustment. Subject to Section 2.14(e)(iv), if the Closing Statement shows that there is a negative Signing Date Net Cash Adjustment Amount, then the Stockholder’s Representative shall, within five (5) Business Days after the determination of the Closing Statement, instruct the Escrow Agent to release to Parent from the Escrow Account an amount equal to the absolute value of the Signing Date Net Cash Adjustment Amount in immediately available funds by check or by wire transfer to such bank account or accounts as Parent may specify. Subject to Section 2.14(e)(iv), if the Closing Statement shows that there is a positive Signing Date Net Cash Adjustment, then Parent shall, within five (5) Business Days after the determination of the Closing Statement, pay to the Escrow Agent an amount equal to the Signing Date Net Cash Adjustment Amount in immediately available funds and the Escrow Agent shall release such funds to the Company Equityholders on a pro rata basis.
(ii)    Signing Date Net Working Capital Adjustment. Subject to Section 2.14(e)(iv), if the Closing Statement shows that there is a negative Signing Date Net Working Capital Adjustment Amount, then the Stockholder’s Representative shall, within five (5) Business Days after the determination of the Closing Statement, instruct the Escrow Agent to release to Parent from the Escrow Account an amount equal to the absolute value of the Signing Date Net Working Capital Adjustment Amount in immediately available funds by check or by wire transfer to such bank account or accounts as Parent may specify. Subject to Section 2.14(e)(iv), if the Closing Statement shows that there is a positive Signing Date Cash Adjustment, then Parent shall, within five (5) Business Days after the determination of the Closing Statement, pay to the Escrow Agent an amount equal to the Signing Date Net Working Capital Adjustment Amount in immediately available funds and the Escrow Agent shall release such funds to the Company Equityholders on a pro rata basis; provided that all amounts payable to the holders of Company Options shall be subject to all applicable withholding Taxes and shall be paid by the Escrow Agent to be paid by the Surviving Corporation through its payroll (or, to the extent the Optionholder is not employed by or providing services to the Surviving Corporation, the Surviving Corporation shall pay such amounts to the employer of such Optionholder to be paid to the Optionholder though its payroll).
(iii)    Closing Date Net Working Capital Deficiency. Subject to Section 2.14(e)(iv), if the Closing Statement shows that there is a Closing Date Net Working Capital Deficiency Amount, then the Stockholder’s Representative shall, within five (5) Business Days after the determination of the Closing Statement, instruct the Escrow Agent to release to Parent from the Escrow Account an amount equal to the absolute value of the Closing Date Net Working Capital Deficiency Amount (but only to the extent that the absolute value of the Closing Date Net Working Capital Deficiency Amount is greater than the absolute value of the Estimated Closing Date Net Working Capital Deficiency Amount) in immediately available funds by check or by wire transfer to such bank account or accounts as Parent may specify. Subject to Section 2.14(e)(iv), if the Closing Statement shows that there is a Closing Date Net Working Capital Deficiency True-Up Amount, then Parent shall, within five (5) Business Days after the determination of the Closing Statement, pay to the Escrow Agent an amount equal to the Closing Date Net Working Capital Deficiency True-Up Amount in immediately available funds and the Escrow Agent shall release such funds to the Company Equityholders on a pro rata basis; provided that all amounts payable to the holders of Company Options shall be subject to all applicable withholding Taxes and shall be paid by the Escrow Agent to be paid by the Surviving Corporation through its payroll (or, to the extent the Optionholder is not employed by or providing services to the Surviving Corporation, the Surviving Corporation shall pay such amounts to the employer of such Optionholder to be paid to the Optionholder though its payroll).
(iv)    The required payments, if any, set forth in Sections 2.14(e)(i) through 2.14(e)(iii) shall be netted against each other so that only one payment (either from the Escrow Fund to the Parent or from the Parent to the Company Equityholders through the Escrow Agent, as applicable) shall be made. Any payment pursuant to this Section 2.14 shall be treated as an adjustment to the Merger Consideration for Tax purposes to the greatest extent permitted by law. For clarity, the parties intend that any increases in the Company’s Cash or the Company’s Net Working Capital between the date hereof and the Merger 1 Effective Time shall accrue to the benefit of Parent.
2.15    No Fractional Shares.  No fractional shares of Parent Common Stock will be issued to the Company Equityholders under this Agreement. In lieu of fractional shares of Parent Common Stock, each Company Equityholder shall receive an amount of cash (rounded to the nearest whole cent) equal to the product of (a) the fraction of a share of Parent Common Stock to which such Company Equityholder would otherwise be entitled (after aggregating all fractional shares of Parent Common Stock issuable to such Company Equityholder), multiplied by (b) the applicable Parent Stock Price.
2.16    Cash Amounts. The aggregate cash amount payable to any Company Equityholder pursuant to this Article II shall be rounded to the nearest whole cent ($0.01).
2.17    Further Action.  At and after the Merger 1 Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Mergers.
ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND OMT, LLC
The Company and OMT, LLC represent and warrant to Parent, Merger Sub 1 and Merger Sub 2, except as set forth in the disclosure letter supplied by the Company to Parent dated as of the date hereof which identifies exceptions by specific Section references (the “Company Disclosure Letter”), as follows:
3.1    Organization; Standing and Power; Charter Documents; Subsidiaries.
(d)    Organization; Standing and Power. The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. OMT, LLC (i) is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on OMT, LLC. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, shall mean any corporation or other entity, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
(e)    Governing Documents. The Company has delivered or made available to Parent a true and correct copy of the Certificate of Incorporation and Bylaws of the Company, each as amended as of the date hereof (collectively, the “Company Charter Documents”) and as in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents. OMT, LLC has delivered or made available Parent a true and correct copy of the Certificate of Formation and the LLC Agreement of the Company, each as amended as of the date hereof (collectively, the “LLC Documents” and together with the Company Charter Documents, the “Governing Documents”) and as in full force and effect. OMT, LLC is not in violation of any of the provisions of the LLC Documents.
(f)    Subsidiaries. Each Subsidiary of the Company and OMT, LLC (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, as the case may be, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary.
3.2    Capital Structure.
(a)    Company Capital Stock. As of the date hereof, the authorized capital stock of the Company consists of: (i) 25,000,000 shares of Company Common Stock and (ii) 10,063,000 shares of Company Preferred Stock, of which 4,363,000 shares have been designated as Series A Preferred Stock and 5,700,000 shares have been designated as Series B Preferred Stock. As of the date hereof: (i) 5,257,342 shares of Company Common Stock were issued and outstanding of which 672,277 shares are unvested and subject to repurchase rights or forfeiture restrictions (the “Restricted Shares”), (ii) 4,362,599 shares of Series A Preferred Stock were issued and outstanding, and (iii) 4,590,149 shares of Series B Preferred Stock were issued and outstanding. As of the date hereof, the Company has reserved (w) 4,443,239 shares of Company Common Stock for issuance upon conversion of the Series A Preferred Stock, (x) 4,674,995 shares of Company Common Stock for issuance upon conversion of the Series B Preferred Stock, (y) 1,875,472 shares of Company Common Stock for issuance upon exercise of options granted pursuant to the Company Option Plan, and (w) 819,212 shares of Company Common Stock for issuance upon exercise of the Company Warrants. After giving effect to the LLC Consolidation, and assuming no exercise of Company Options or Company Warrants between the date hereof and the Merger 1 Effective Time, immediately prior to the Mergers: (i) 5,257,342 shares of Company Common Stock will be issued and outstanding, (ii) 4,362,599 shares of Series A Preferred Stock will be issued and outstanding, (iii) 4,590,149 shares of Series B Preferred Stock will be issued and outstanding and (iv) approximately 4,287,845 shares of Class A Common Stock will be issued and outstanding, subject to adjustments based on the finalization of the LLC Consolidation. No shares of Company Common Stock are held by the Company in its treasury. All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. There are no accrued or unpaid dividends with respect to any issued and outstanding shares of capital stock of the Company. Section 3.2(a) of the Company Disclosure Schedule sets forth, with respect to the Restricted Shares, the name(s) of the holders of such Restricted Shares, the original date of issuance of such Restricted Shares, the vesting schedule applicable to such Restricted Shares and whether the holder of such Restricted Shares made a timely Section 83(b) election with respect to such Restricted Shares. The Company has made available to Parent or Parent’s legal or financial advisor true and complete copies of the agreements evidencing all Restricted Shares.
(b)    Subsidiary Capital Stock. All of the outstanding shares of capital stock of each of the Subsidiaries of the Company or OMT, LLC that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Subsidiaries of the Company or OMT, LLC that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the Subsidiaries of the Company or OMT, LLC which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. The Company or OMT, LLC as applicable, owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of their respective Subsidiaries, free and clear of all encumbrances other than statutory or other liens for Taxes or assessments which are not yet due or delinquent, or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained (if such reserves are required pursuant to GAAP), and there are no existing options, warrants, calls, subscriptions, convertible securities or other securities, agreements, commitments or obligations of any character relating to the outstanding capital stock or other securities of any Subsidiary of the Company or OMT, LLC or which would require any their respective Subsidiaries to issue or sell any shares of its capital stock, ownership interests or securities convertible into or exchangeable for shares of its capital stock or ownership interests.
(c)    LLC Capitalization. The authorized equity interests of OMT, LLC consists of three classes of units representing interests OMT, LLC: Common Units, Series A Preferred Units, and Series B Preferred Units. As of the date hereof: (i) 4,711,959 Common Units were issued and outstanding, (ii) 200,000 Series A Preferred Units were issued and outstanding, and (iii) 4,362,599 Series B Preferred Units were issued and outstanding. As of the date hereof, the Company has reserved no Common Units for issuance upon exercise of certain rights held by holders of Common Units to acquire additional Common Units. No Common Units, Series A Preferred Units or Series B Preferred Units are held by OMT, LLC. All of the outstanding units of OMT, LLC are, and all Common Units which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. There are no accrued or unpaid dividends with respect to any issued and outstanding units of OMT, LLC.
(d)    Stock Options. Section 3.2(d) of the Company Disclosure Letter sets forth a true, complete and correct list of all Persons who hold Company Options indicating, with respect to each Company Option, the number of shares of Company Common Stock subject to such Company Option, the exercise price, dates of grant and expiration thereof, whether each such Company Option is intended to be an incentive stock option and whether the Company Option was granted under the Company Option Plan. Each grant of Company Options was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) and any required stockholder approval by the necessary number of votes or written consents, and such grant was made in accordance with the terms of the Company Option Plan (if applicable). Each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code, if any, so qualifies. Each Company Option has been granted or issued at an exercise price equal to not less than the fair market value of the underlying Company Common Stock at the date of grant or issuance. The Company has made available to Parent or Parent’s legal or financial advisor true and complete copies of the option agreements evidencing all Company Options. OMT, LLC has no outstanding options to purchase equity interests in OMT, LLC.
(e)    Other Securities. Except as otherwise set forth in this Section 3.2, as of the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company or OMT, LLC is a party or by which any of them is bound obligating the Company or OMT, LLC to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting debt or other voting securities of the Company or OMT, LLC, or other equity interests in the Company or OMT, LLC, or obligating the Company or OMT, LLC to issue, grant, extend or enter into any such security, option, equity interest, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking.
(f)    Legal Requirements. All outstanding shares of Company Capital Stock and all Company Options have been issued and granted in compliance in all material respects with all applicable securities laws and all other applicable Legal Requirements (as defined below). All outstanding equity interests of OMT, LLC have been issued and granted in compliance in all material respects with all applicable securities laws and all other applicable Legal Requirements. There are not any outstanding Contracts requiring the Company or OMT, LLC to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or OMT, LLC. Neither the Company nor OMT, LLC is a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company or OMT, LLC and, to the Knowledge of the Company and OMT, LLC, there are no irrevocable proxies and no voting agreements, voting trusts, rights plans or anti-takeover plans with respect to any shares of the capital stock of, or other equity or voting interests in, the Company.
3.3    Authority; Non-Contravention; Necessary Consents.
(a)    Authority. Each of the Company and OMT, LLC has all requisite corporate or limited liability company power and authority to enter into this Agreement, the Certificate of Mergers and the other agreements, certificates and documents contemplated hereby, and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the performance by the Company and OMT, LLC of their obligations hereunder and the consummation of the Transactions contemplated hereby have been duly authorized by all necessary corporate or limited liability company action on the part of the Company or OMT, LLC, as applicable, and no other corporate proceedings on the part of the Company or limited liability company proceedings on part of OMT, LLC are necessary to authorize the execution and delivery of this Agreement, to perform their obligations hereunder or to consummate the Mergers and the other Transactions, subject only to the filing of the Certificate of Merger 1 and Certificate of Merger 2 pursuant to DGCL. The affirmative vote of (i) a majority of the issued and outstanding shares of Company Common Stock, (ii) a majority of the issued and outstanding shares of Company Preferred Stock, and (iii) a majority of the issued and outstanding shares of Company Capital Stock to adopt this Agreement, are the only approvals of the holders of any class or series of the Company Capital Stock necessary to adopt this Agreement, approve the Mergers and consummate the Merger and the other Transactions. This Agreement has been duly executed and delivered by the Company and OMT, LLC and, assuming due execution and delivery by Parent and Merger Sub and, with respect to Article VIII only, the Stockholders’ Representative, constitutes a valid and binding obligation of the Company and OMT, LLC, enforceable against the Company and OMT, LLC in accordance with its terms, except (A) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (B) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.
(b)    Non–Contravention. The execution and delivery, and the performance and compliance, of this Agreement by the Company and OMT, LLC, and the consummation of the Merger and the other Transactions, does not and will not: (i) conflict with or violate the Governing Documents, (ii) conflict with or violate any Legal Requirement applicable to the or by which the Company or OMT, LLC or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s or OMT’s rights or alter the rights or obligations of any Person under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or OMT, LLC (other than a Permitted Lien) pursuant to any Company Material Contract except in each of the foregoing clauses (ii) and (iii) as could not reasonably be expected to have a Material Adverse Effect on the Company (after giving effect to the LLC Consolidation).
(c)    Necessary Consents. No consent, approval, waiver, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality (a “Governmental Entity”) is required to be obtained or made by the Company or OMT, LLC in connection with the execution and delivery of this Agreement or the consummation of the Merger and other Transactions, except for: (i) the filing of the Certificate of Merger 1 and Certificate of Merger 2 with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company, OMT, LLC and/or Parent are qualified to do business, (ii) the expiration or termination of any applicable waiting periods under, or the receipt of approvals under, the HSR Act, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country, and (iv) such other consents, waivers, authorizations, filings, approvals and registrations set forth in Section 3.3(c) of the Company Disclosure Letter. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in the foregoing clauses (i) and (ii) are referred to herein as the “Necessary Consents.”
3.4    Financial Statements.  The Company has delivered to Parent a complete copy of the Company’s unaudited balance sheet, income statement and statement of cash flows of the Company as of and for the nine (9) month period ended September 30, 2015, and the unaudited balance sheet, income statement and statement of cash flows of the Company as of and for the year ended December 31, 2014, and OMT, LLC has delivered to Parent a complete copy of OMT, LLC’s unaudited balance sheet, income statement and statement of cash flows of OMT, LLC as of and for the nine (9) month period ended September 30, 2015, and the unaudited balance sheet, income statement and statement of cash flows of OMT, LLC as of and for the year ended December 31, 2014 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated and with each other. The Financial Statements present fairly in all material respects the financial condition and operating results of the Company or OMT, LLC, as applicable, as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments. The Company and OMT, LLC each maintains a standard system of accounting established and administered in accordance with GAAP. The Company’s unaudited balance sheet as of September 30, 2015, is referred to as the “Company Balance Sheet,” and the date thereof the “Balance Sheet Date.” OMT’s unaudited balance sheet as of September 30, 2015, is referred to as the “LLC Balance Sheet.”
3.5    Undisclosed Liabilities. Neither the Company nor OMT, LLC have any Liabilities except (i) as reflected in, reserved against or disclosed in the Financial Statements; (ii) as incurred in the ordinary course of business since the Balance Sheet Date; (iii) for Liabilities arising from matters disclosed in the Company Disclosure Schedule; or (iv) as incurred under this Agreement or in connection with the transactions contemplated hereby.
3.6    Absence of Certain Changes or Events.
(a)    Since the Balance Sheet Date and through the date hereof, a Material Adverse Effect on the Company has not occurred. Since the Balance Sheet Date and through the date hereof, a Material Adverse Effect on OMT, LLC has not occurred.
(b)    Since the Balance Sheet Date and through the date hereof, each of the Company and OMT, LLC have conducted their respective businesses in the ordinary course consistent with past practice, and neither the Company nor OMT, LLC have taken any action or authorized any action that, if taken after the date hereof, would require the prior written consent of Parent pursuant to Section 5.1.
(c)    Since the Balance Sheet Date through the date hereof, there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s capital stock or OMT’s equity interests, (ii) any purchase, redemption or other acquisition by the Company of any of its capital stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such shares or other securities, (iii) any purchase, redemption or other acquisition by OMT, LLC of any of its equity interests or any other securities of OPT, LLC or any options, warrants, calls or rights to acquire any such equity interests or other securities, (iv) any split, combination or reclassification of any of the Company’s capital stock or OMT, LLC’s equity interests, (v) any material change by the Company or OMT, LLC in their respective accounting methods, principles or practices, (vi) any new, or change in or revocation of any Tax election, change in any annual Tax accounting period, adoption or change in any Tax accounting method, filing of any amended Tax Return, entrance into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrender of any right to claim a Tax refund, settlement or compromise of any claim, notice, audit report or assessment in respect of Taxes, or consent to any extension or waiver of any limitation period with respect to any Tax claim or assessment, (vii) any material revaluation by the Company or OMT, LLC of any of their respective assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practice or (viii) any acquisition, sale or transfer of any material asset of Company or OMT, LLC other than to the extent obsolete or in the ordinary course of business consistent with past practice.
3.7    Taxes.
(h)    The Company and its Subsidiaries have prepared and timely filed, or caused to be prepared and timely filed, with the appropriate Tax Authorities all Tax Returns required to be filed by them, and such Tax Returns are true, complete and accurate in all material respects. None of the Company or its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary is or may be subject to Tax by that jurisdiction. Except as properly reserved on the Company Balance Sheet, all Taxes due and owing by the Company and its Subsidiaries (whether or not shown on any Tax Return) have been timely paid.
(i)    The Company and its Subsidiaries have withheld and paid all Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equityholder or other Person.
(j)    Neither the Company nor any of its Subsidiaries has executed or agreed to any outstanding waiver of any statute of limitations in respect of any Tax or outstanding extension of the period for the assessment or collection of any Tax, nor has any request been made in writing for any such waiver or extension.
(k)    No deficiencies for Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Tax Authority. To the Knowledge of the Company, there are no pending assessments or other actions for or relating to any Liability in respect of Taxes of the Company or any of its Subsidiaries, nor have any of the foregoing been threatened. There are no matters under discussion with any Tax Authority, or known to the Company, with respect to Taxes that are likely to result in material additional Liability for Taxes with respect to the Company or any of its Subsidiaries. No issues relating to Taxes of the Company or any of its Subsidiaries were raised by the relevant Tax Authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period.
(l)    Neither the Company nor any of its Subsidiaries has any Liabilities for unpaid Taxes which have not been accrued or reserved on the Company Balance Sheet (rather than in any notes thereto) in accordance with GAAP, except as set forth on Section 3.7(e) of the Company Disclosure Letter, and neither the Company nor any of its Subsidiaries has incurred any Liability for Taxes since the Balance Sheet Date other than in the ordinary course of business consistent with past practice or in connection with the Transactions.
(m)    There are no Liens on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes other than Permitted Liens.
(n)    The Company is not, and has not been at any time during the five-year period ending on the Closing Date, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, and neither the Company nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty), or otherwise become subject to Tax jurisdiction in a country other than the country of its formation.
(o)    Neither the Company nor any of its Subsidiaries (A) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or any similar group for federal, state, local or foreign Tax purposes, (B) has ever been party to or bound by any Tax sharing, Tax indemnification or Tax allocation agreement (other than a commercial agreement that is entered into in the ordinary course of business and the principal purpose of which is not the sharing or allocation of Taxes) or (C) has any Liability for the Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.
(p)    Neither the Company nor any of its Subsidiaries has ever constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code during the two-year period ending on the Closing Date.
(q)    Neither the Company nor any of its Subsidiaries is a partner for Tax purposes with respect to any joint venture, partnership or other arrangement which is treated as a partnership for Tax purposes.
(r)    The Company has delivered or made available to Parent complete and accurate copies of all federal, state, local and foreign income and other material Tax Returns of the Company and its Subsidiaries (and any predecessors thereof) for all taxable years remaining open under the applicable statute of limitations, including, promptly upon their availability, for the most recent taxable year, and complete and accurate copies of all audit or examination reports and statements of deficiencies assessed against or agreed to by the Company and its Subsidiaries (or any predecessors thereof) with respect to Taxes since December 31, 2010. No power of attorney with respect to Taxes of the Company or any of its Subsidiaries has been executed or filed with any Tax Authority.
(s)    Neither the Company nor any of its Subsidiaries has ever been a party to a transaction that is or is substantially similar to a “reportable transaction” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1), or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax law.
(t)    Neither the Company nor any of its Subsidiaries has ever made an election to be treated as an “S corporation” within the meaning of Sections 1361 and 1362 of the Code or under any corresponding provision of applicable state or local Tax laws.
(u)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Tax Authority filed or made on or prior to the Closing Date, or any prepaid amount received on or prior to the Closing.
(v)    Neither the Company nor any of its Subsidiaries has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
3.8    Intellectual Property.
(e)    Patent Rights. Section 3.8(a) of the Company Disclosure Letter lists all registered trademarks, Company Patent Rights and registered copyrights, including any pending applications concerning the foregoing, owned (in whole or in part) by or exclusively licensed to the Company or OMT, LLC, identifying for each whether it is owned by or exclusively licensed to the Company or OMT, LLC. For each item of Intellectual Property listed on Section 3.8(a) of the Disclosure Letter, the Company or OMT, LLC has indicated (i) each country in which such item of Intellectual Property is pending or issued, (ii) the registration or serial number, (iii) the date of filing and/or registration and the scheduled expiration date of each such item of Intellectual Property (if applicable), (iv), in the case of a pending patent application, the subject matter thereof and the scheduled expiration date of any patent that may issue therefrom, (v) in the case of a trademark or pending application for a trademark, the class of goods covered and the expiration date, or if applicable the Internet domain name registration, the name of the registrant and the name of the registrar, (vi) the record owner thereof and whether such item is owned by or exclusively licensed to the Company or OMT, LLC and (vii) all registration, maintenance or renewal fees that are due or filings that must be made within 120 days of the date hereof for the purposes of maintaining, perfecting, preserving or renewing any registrations for such Intellectual Property. Section 3.8(a) of the Disclosure Letter also sets forth all material unregistered trademarks owned by the Company or OMT, LLC or used in connection with their respective businesses.
(f)    There are no unpaid maintenance or renewal fees or annuities payable by the Company or OMT, LLC to any Person that currently are overdue for any of the items of Intellectual Property listed on Section 3.8(a) of the Disclosure Letter. Except as set forth in Section 3.8(b) of the Disclosure Letter, no items of Intellectual Property listed on Section 3.8(a) of the Disclosure Letter have lapsed or been abandoned, canceled or expired. To the Knowledge of the Company and OMT, LLC, each named inventor of the Company Patent Rights listed on Section 3.8(a) of the Disclosure Letter and all other individuals acting on behalf of the Company or OMT, LLC who was associated with the filing and prosecution of such Company Patent Rights have complied in all material respects with all applicable duties of candor and good faith in dealing with any applicable patent office, including the United States Patent and Trademark Office and any comparable foreign patent office (a “Patent Office”), for any Company Patent Rights listed on Section 3.8(a) of the Disclosure Letter, including any duty to disclose to any Patent Office all information known by such inventors to be material to the patentability of the Company Patent Rights (including any relevant prior art), in each case, in those jurisdictions where such duties exist, and neither the Company nor OMT, LLC have taken any action or failed to take any action that would reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the items of Intellectual Property listed on Section 3.8(a) of the Disclosure Letter. The registered trademarks, issued Company Patent Rights and registered copyrights listed on Section 3.8(b) of the Disclosure Letter are, to the Company’s Knowledge, valid and enforceable. Except as listed in Section 3.8(b) of the Disclosure Letter, none of the Company and/or any Subsidiary of the Company or OMT, LLC is bound by, and no Company Intellectual Property is subject to, any Contract containing any covenant or other provision that in any material way would limit or restrict the ability of the Company and/or any Company Subsidiary to use, exploit, assert or enforce any of the Company Intellectual Property anywhere in the world. Except as listed in Section 3.8(b) of the Disclosure Letter, none of the Company, OMT, LLC or any their respective Subsidiaries is bound by any written agreement to indemnify any other person for Intellectual Property infringement, misappropriation, or similar claim, except for indemnities offered in the ordinary course of business consistent with past practice.
(g)    Section 3.8(c)(i) of the Disclosure Letter sets forth an accurate and complete list of all Contracts granting to the Company, OMT, LLC and/or any of their Subsidiaries any right under or with respect to any Intellectual Property owned by a third party other than agreements under which commercially available “off the shelf” software is licensed to the Company, OMT, LLC and/or any of their respective Subsidiaries for a license fee of no more than $10,000 in the aggregate (collectively, the “Inbound License Agreements”), indicating for each Inbound License Agreement the title and the parties thereto. Section 3.8(c)(ii) of the Disclosure Letter sets forth an accurate and complete list of all license agreements under which the Company, OMT, LLC and/or any of their respective Subsidiaries grants to another Person any rights under or with respect to any Company Intellectual Property (collectively, the “Outbound License Agreements” and, together with the Inbound Licensed Agreements, the “License Agreements”). Except in connection with the scheduled expiration of the term of an Inbound License Agreement, no loss or expiration of any Intellectual Property licensed to the Company or OMT, LLC under any Inbound License Agreement is pending or reasonably foreseeable or, to the Knowledge of the Company or OMT, LLC, threatened. There is no outstanding or threatened dispute or disagreement with respect to any License Agreement, nor has the Company or OMT, LLC or, to the Knowledge of the Company or OMT, LLC, the other party thereto or any sublicensee thereof, materially breached any of its obligations under any License Agreement. To the Knowledge of the Company and OMT, LLC, no allowable or allowed subject matter of the Company Patent Rights listed on Section 3.8(a) of the Disclosure Letter is subject to any competing inventorship nor is or has such Company Patent Rights been the subject of any interference, re-examination, review or opposition proceedings. The execution, delivery and performance by the Company or OMT, LLC of this Agreement, and the consummation of the Transactions, will not conflict with or result in any breach, violation, modification, cancellation, termination, suspension, acceleration of any payments, default of (with or without notice, lapse of time or both) or give rise to any right or license of any third party relating to the Company Intellectual Property or the Company Patent Rights. The Contracts pursuant to which rights are licensed under each Inbound License Agreement are fully assignable to the Surviving Corporation and shall be exercisable by the Surviving Corporation on and immediately after the Closing to the same extent as by the Company or OMT, LLC, as applicable, prior to the Closing. Except as set forth on Section 3.8(c)(i) of the Disclosure Letter, neither the Company nor OMT, LLC has granted to any third party any exclusive rights under any Intellectual Property owned by or exclusively licensed to the Company or OMT, LLC. All milestones and other conditions set forth in any Inbound License Agreement that have been required to be satisfied in order for the Company or OMT, LLC to retain any rights granted under such Inbound License Agreement have been timely satisfied and all such rights are, to the Company’s or OMT LLC’s Knowledge, valid, enforceable and remain in full force and effect. All Outbound License Agreements can be assigned or otherwise transferred to the Surviving Corporation at Closing.
(h)    Except as disclosed in Section 3.8(d) of the Disclosure Letter, there is no pending or, to the Knowledge of the Company or OMT, LLC, threatened opposition, interference, reexamination, review, injunction, claim, suit, action, citation, summon, subpoena, investigation (by the International Trade Commission or otherwise), complaint, arbitration, mediation, demand, decree or other dispute, disagreement, proceeding or claim, in each case before a court or other governmental or arbitral tribunal (collectively “Disputes”) challenging the legality, validity, enforceability or ownership of any of the Intellectual Property or alleging any misuse of any of the Company Patent Rights listed on Section 3.8(a) of the Disclosure Letter or any Disputes that would (pursuant to the terms of an Inbound License Agreement) give rise to any set-off against the payments due to the Company or OMT, LLC under such Inbound License Agreement for the use of the related Intellectual Property. For clarity, patent prosecution shall not be deemed a Dispute. Except as disclosed in Section 3.8(d) of the Disclosure Letter, there are no Disputes pending, or, to the Knowledge of the Company or OMT LLC, threatened by or with any Person against the Company or OMT, LLC involving any of the Company Products. The Intellectual Property listed on Section 3.8(a) of the Disclosure Letter and any other material Intellectual Property owned by or licensed to the Company or OMT, LLC are not subject to any outstanding injunction, judgment, order, decree, ruling, settlement or other disposition as the result of a Dispute (provided the foregoing representation is made to Company’s and OMT LLC’s Knowledge with respect to Intellectual Property licensed to the Company). Except as set forth in Section 3.8(c)(ii) of the Disclosure Letter, no other Persons have any right, title or interest in the Company Intellectual Property or any right to use such Company Intellectual Property, or any option, consent, right of first or last offer or to a license to use such Company Intellectual Property. Neither the Company, OMT, LLC and/or any of their respective Subsidiaries has (i) transferred ownership (including any right of joint ownership) of any Company Intellectual Property to any other Person or (ii) permitted either of the Company’s OMT, LLC’s and/or any of their respective Subsidiaries’ rights in such Company Intellectual Property to enter into the public domain. There are no agreements to which the Company, OMT, LLC and/or any of their respective Subsidiaries is a party under which any U.S., state or local or foreign government or any agency or department thereof, acquires rights with respect to any Company Intellectual Property.
(i)    There is no pending or, to the Knowledge of the Company or OMT, LLC, threatened, and no event has occurred or circumstance exists (with or without notice or lapse of time, or both) of which the Company or OMT, LLC has Knowledge that would reasonably be expected to give rise to or serve as a basis for any, action, suit or proceeding, or any investigation or claim by any Person to which the Company, OMT, LLC, or to the Knowledge of the Company or OMT, LLC, any counterparty or any sublicensee, in either case is or could be a party, that claims that the Company Intellectual Property or the manufacture, use, marketing, sale, offer for sale, importation or distribution of any Company Product by the applicable counterparty, or any affiliate or sublicensee of such counterparty, pursuant to and in compliance with the License Agreements infringes on any Patent Right or other Intellectual Property of any other Person or constitutes misappropriation of any other Person’s trade secrets or other Intellectual Property. Neither the Company nor OMT, LLC has received any written communication containing an offer to license to the Company or OMT, LLC, or a request that the Company or OMT, LLC consider whether it wishes to obtain a license, under any Patent Right owned by a third party. To the Knowledge of the Company or OMT, LLC, there are no pending patent applications owned by any other Person that, if a patent were to issue thereon, would limit or prohibit, in any material respect, the manufacture, use or sale of any Company Product by the Company or OMT, LLC, any counterparty or any sublicensee.
(j)    Except as disclosed in Section 3.8(f) of the Disclosure Letter, to the Knowledge of the Company or OMT, LLC, there is no Person infringing, violating or misappropriating any of the Intellectual Property owned by or exclusively licensed to the Company or OMT, LLC, nor has the Company or OMT, LLC received any notice under any of the License Agreements of infringement of any of such Intellectual Property.
(k)    The Company, OMT, LLC and/or any of their respective Subsidiaries and, to the Knowledge of the Company or OMT, LLC, each counterparty have taken all reasonable precautions to protect the Company Intellectual Property and the secrecy, confidentiality and/or value of any Trade Secrets of the Company and OMT, LLC, and to the Knowledge of the Company or OMT, LLC there have been no unauthorized disclosures of any Trade Secrets of the Company or OMT, LLC. The Company, OMT, LLC and/or any of their respective Subsidiaries has a policy requiring each current and former employee, consultant and contractor (a “Developer”) to execute work-for-hire, invention assignment, proprietary information, and confidentiality agreements (as applicable) to protect the Company Intellectual Property. To the Knowledge of the Company or OMT, LLC, no party to any such agreement is in material breach thereof and neither the Company nor OMT, LLC has taken any action to enforce such agreement.
(l)    To the Knowledge of the Company or OMT, LLC, the Company Intellectual Property and the Company Patent Rights constitute all of the Intellectual Property necessary for the manufacture, use or sale of the Company Products in the course of the Company Business as conducted by the Company.
(i)    The Company or OMT, LLC, as applicable, owns exclusively, all right, title and interest (including the sole right to enforce) in and to all Company Intellectual Property free and clear of all Liens or otherwise has an exclusive license to such Company Intellectual Property.
(ii)    Except with respect to the License Agreements, none of the Company Intellectual Property has been licensed to any Person other than the Company, OMT, LLC and/or any of their respective Subsidiaries. There are not, and it is reasonably expected that after the Closing there will not be, any restrictions on the Company’s, OMT, LLC’s or their Subsidiaries’ right to sell Company Products owned by the Company or OMT, LLC, or to transfer or license any Company Intellectual Property, in each case solely to the extent and in the same manner they are sold, transferred or licensed in the Company Business.
(m)    No legal opinion concerning or with respect to any third party intellectual property rights relating to the Company Products, including any freedom-to-operate, product clearance, patentability or right-to-use opinion, has been delivered to the Company or OMT, LLC.
(n)    Except as set forth on Section 3.8(j) of the Disclosure Letter, at no time during the conception of, or reduction to practice of any Company Intellectual Property was any inventor to such Company Intellectual Property operating under any grants from any Governmental Entity or private source, performing research sponsored by any Governmental Entity or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party, that, in each case, does or would reasonably be expected to materially adversely affect the Company’s or OMT, LLC’s rights in such Company Intellectual Property.
3.9    Compliance; Permits.
(a)    Compliance. The Company is not, nor has it been in conflict with, or in default or in violation of, any Legal Requirement applicable to the Company or by which the Company or any of its respective businesses or properties is bound or affected, except for those conflicts, defaults or violations that, individually or in the aggregate, would not cause the Company to lose any material benefit or incur any material Liability or that would otherwise have a material impact on the Company. The Company has not received any notice of or been charged with any material default or violation of any such Legal Requirements. There is no judgment, injunction, order or decree binding upon the Company which has or would reasonably be expected to have the effect of prohibiting or materially impairing the Company Business. The Company has not received notice of any pending or threatened claim, suit, proceeding, hearing, enforcement, audit, investigation, arbitration, or other action from the U.S. Food and Drug Administration (“FDA”), the National Institutes of Health within the U.S. Department of Health and Human Services (the “NIH”), the United States Department of Agriculture (“USDA”), or other Governmental Entity alleging that any operation or activity of the Company is in violation of any applicable Legal Requirement.
(b)    Permits. The Company holds all permits, licenses, variances, clearances, consents, registrations, listings, exemptions, authorizations, and approvals (“Permits”) from Governmental Entities, including the FDA, NIH, and USDA, that are required to conduct the Company Business (collectively, “Company Permits”). The Company has fulfilled and performed all of their material obligations with respect to the Company Permits, and no event has occurred which allows, or after notice or lapse of time would allow, suspension, cancellation, revocation, or material adverse modification thereof or results in any other material impairment of the rights of the holder of any Company Permit. As of the date hereof, no suspension, cancellation, revocation or material adverse modification of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. Each of the Company Permits is in full force and effect, and the Company is in material compliance with the terms of the Company Permits.
3.10    Litigation.  There are no claims, suits, actions, proceedings or investigations of any nature pending or, to the Knowledge of the Company or OMT, LLC, threatened in writing against the Company, OMT, LLC or the assets or properties of the Company, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the Transactions or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to result in a material Liability to the Company or OMT, LLC. There is no legal proceeding brought by the Company or OMT, LLC currently pending or that the Company or OMT, LLC intends to initiate.
3.11    Brokers’ and Finders’ Fees; Fees and Expenses.  Except as set forth on the Company Disclosure Letter, the Company has not incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement and the Transactions.
3.12    Employee Benefit Plans.
(a)    Schedule. Section 3.12(a) of the Company Disclosure Letter sets forth a list of each Company Employee Plan. Neither the Company nor any ERISA Affiliate has any commitment to establish, adopt or enter into any new Company Employee Plan, to materially modify any Company Employee Plan (except to the extent required by law or to conform any such Company Employee Plan to the requirements of any applicable Legal Requirements or as required by this Agreement), or, except as contemplated in this Agreement, to terminate any Company Employee Plan.
(b)    Documents. The Company has provided to Parent correct and complete copies of: (i) all documents embodying each Company Employee Plan, including all amendments thereto and all related trust documents, administrative service agreements, group annuity contracts, group insurance contracts, and policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan; (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan; (iii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets; (v) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (vi) the most recent IRS determination or opinion letters; (vii) all non-routine material correspondence to or from any governmental agency in the last three (3) years relating to any Company Employee Plan; and (viii) the three (3) most recent plan years’ discrimination tests for each Company Employee Plan for which such test is required.
(c)    Benefit Plan Compliance. In all material respects, each Company Employee Plan has been established and maintained in accordance with its terms and in compliance with all applicable Legal Requirements, including but not limited to ERISA and the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable tax regulations issued by the IRS (“Treasury Regulations”) or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter and to make any amendments necessary to obtain a favorable determination. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, there has been no event, condition or circumstance that has adversely affected or could reasonably be expected to adversely affect such qualified status. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan that would reasonably be expected to result in any material Liability. There are no current actions, suits or claims pending, or, to the Knowledge of the Company, or threatened in writing (other than routine claims for benefits) against any Company Employee Plan, against the assets of any Company Employee Plan or against the Company or any ERISA Affiliate in respect of any Company Employee Plan. There are no material audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened in writing by any governmental entity with respect to any Company Employee Plan. Neither the Company nor any ERISA Affiliate is subject to any penalty or tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and each ERISA Affiliate have timely made or otherwise provided for in all material respects all contributions and other payments required by and due under the terms of each Company Employee Plan.
(d)    No Pension or Welfare Plans. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, any (i) Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code; (ii) Multiemployer Plan; (iii) “multiple employer plan” as defined in ERISA or the Code; or (iv) a “funded welfare plan” within the meaning of Section 419 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.
(e)    No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any Liability to provide post-termination or retiree welfare benefits to any person for any reason, except as may be required by COBRA or other applicable statute.
(f)    Effect of Transaction.
(v)    Except as set forth on Section 3.12(f) of the Company Disclosure Letter or as contemplated by Section 2.8(d) hereof, neither the execution of this Agreement nor the consummation of the Transactions will (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or otherwise that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee or other Person.
(vi)    No payment or benefit that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent events) or by any of the other agreements referenced herein, by any person who is a “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) could be characterized as a parachute payment within the meaning of Code Section 280G(b)(2). There is no contract, agreement, plan or arrangement to which the Company or any ERISA Affiliates is a party or by which it is bound to compensate any Employee, officer, director or consultant for excise taxes paid pursuant to Section 4999 of the Code or taxes pursuant to Section 409A of the Code.
(g)    Employment Matters. The Company is in compliance in all respects with all applicable foreign, federal, state and local laws respecting labor, employment, employment practices, terms and conditions of employment, workers’ compensation, occupational safety, Tax withholding, prohibited discrimination, equal employment, employee safety and health, and wages and hours. The Company is in compliance with all United States immigration laws and has a valid Form I-9 (Employment Eligibility Verification) on file for each Employee. The Company has properly classified all individuals providing services to the Company as employees or non-employees for all relevant purposes and the Company has no liabilities for the payment of taxes, fines, penalties or other amounts, however designated, for any failure to properly classify such individuals.
(h)    Labor. The Company is not a party to any collective bargaining agreement or union contract with respect to Employees. No collective bargaining agreement is currently being negotiated by the Company and the Company has not experienced any attempt by organized labor to cause the Company to comply with or conform to demands of organized labor relating to its employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the Knowledge of the Company, threatened. Neither of the Company, nor any of its representatives, Employees, officers or directors has committed any unfair labor practice in connection with the operation of the respective businesses of the Company. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened, relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints.
(i)    International Employee Plans. Except as set forth on Section 3.12(i) of the Company Disclosure Letter, the Company does not have, nor has it ever had, the obligation to maintain, establish, sponsor, participate in, or contribute to any International Employee Plan.
(j)    Nonqualified Deferred Compensation Plans. Each Company Employee Plan, Employee Agreement or other contract, plan, program, agreement, or arrangement maintained by the Company that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A(d)(1) of the Code) complies in form with and has been operated in good faith compliance since January 1, 2005 and in compliance since January 1, 2009, in each case, with Section 409A of the Code and the then applicable guidance issued by the IRS thereunder.
(k)    Section 3.12(k) of the Company Disclosure Letter sets forth for each current employee or independent contractor of the Company, a true and complete list of the individual’s title or position, current annual base compensation rate (or consulting rate), date of hire, target bonus opportunity or commission opportunity, a description of the other benefits provided to each such individual, whether such individual is employed full-time or part-time, whether such individual is currently on leave, and such individual’s classification as an employee or consultant.
3.13    Real Property.  The Company does not own, or has ever owned, any real property. Section 3.13 of the Company Disclosure Letter sets forth a list of the real property currently leased, subleased or licensed by or from the Company (the “Leased Real Property”). The Company has provided or otherwise made available to Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of the Leased Real Property, including all amendments, terminations and modifications thereof (the “Leases”). The Company has good and marketable title to the leasehold estates in all Leases in each case free and clear of all Liens, except for Liens incurred in the ordinary course of business consistent with past practice which would not impair the Company’s use of such property in any material way. The Company has no reason to believe that such title would not be insurable subject to customary exceptions. There is not, under any of the Leases, any material default by the Company, nor, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder. There are no other parties occupying the Leased Real Property other than the Company. The Leased Real Property is in good repair and operating condition (normal wear and tear excepted). Each of the Leases is valid and enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law). With respect to those Leases that were assigned or subleased to the Company by a third party, all necessary consents to such assignments or subleases have been obtained.
3.14    Assets.  With respect to the material machinery, equipment, furniture, fixtures and other tangible property and assets purported to be owned, leased or used by the Company or OMT, LLC, each the Company and OMT, LLC has good, legal and marketable title to all such assets free and clear of all Liens, except Permitted Liens, and such assets are in good repair and operating condition (normal wear and tear excepted). All such items of tangible property and assets which, individually or in the aggregate, are material to the operation of the respective businesses of the Company and OMT, LLC are suitable for the purposes used for the operation of such businesses. For purposes of clarity, this Section 3.14 does not relate to real property (such items being the subject of Section 3.13) or Intellectual Property (such items being the subject of Section 3.8).
3.15    Inventory.  All inventory of the Company, whether or not reflected in the Company Balance Sheet and LLC Balance Sheet, consists of a quality and quantity usable and salable in the ordinary course of the Company’s Business consistent with past practice, except for obsolete, damaged (which, in the case of animals that are inventory, may mean sick or dead), defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All such inventory is owned by the Company free and clear of all Liens, and no inventory is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company.
3.16    Environmental Matters.  The Company is not, nor at any relevant time has been, in any material respect in violation of any applicable Environmental Law (as defined below). The Company holds, to the extent legally required, all Permits required pursuant to Environmental Laws that are material to the operation of the Company’s Business taken as a whole (“Environmental Permits”). The Company is in compliance in all material respects with the terms of the Environmental Permits. The Company has not received any written notice alleging any claim, violation of or Liability under any Environmental Law which has not heretofore been cured or for which there is any remaining material Liability. For the purposes of this Section 3.16, (a) “Environmental Laws” shall mean all applicable Legal Requirements relating to pollution or protection of the environment, including laws and regulations relating to Releases (as defined below) or threatened Releases of Hazardous Materials (as defined below), (b) “Hazardous Materials” shall mean chemicals or substances which are designated by a Governmental Entity as a “pollutant”, “contaminant”, “toxic”, “hazardous” or “radioactive”, including friable asbestos, petroleum and petroleum products or any fraction thereof, and (c) “Release” shall have the same meaning as under the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Section 9601(22). To the Knowledge of the Company: (i) all real property now or previously owned or leased by the Company and all surface water, groundwater and soil associated with or adjacent to such property, is free of any chemicals, pollutants, contaminants, wastes, toxic substances or material environmental contamination of any nature; (ii) none of the real property now or previously owned or leased by the Company contains any underground storage tanks, asbestos, equipment using PCBs or underground injection wells; and (iii) none of the real property now or previously owned or leased by the Company contains any septic tanks in which process wastewater or any chemicals, pollutants, contaminants, wastes or toxic substance have been released. To the Knowledge of the Company, any location to which the Company has sent or otherwise arranged for the disposal of any of its Hazardous Materials is not the subject of any investigation or remediation activity under applicable environmental laws, and the Company does not have any material Liabilities arising under any applicable Environmental Laws (including any Liabilities arising from any predecessor company, entity or Person or any Liabilities assumed by the Company through any agreement or by operation of law). The parties agree that the only representation and warranties related to Environmental Laws, Environmental Permits, and Hazardous Materials are those included in this Section 3.16 of this Agreement.
3.17    Contracts.
(a)    Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean any Contract:
(vii)    containing (i) any covenant (A) limiting in any material respect the right of the Company or OMT, LLC to engage in any line of business, engage in business in any location, or compete with, or solicit any customer of, any other Person, (B) limiting the right of the Company or OMT, LLC to solicit, hire or retain any Person as an employee, consultant or independent contractor, or (C) granting any exclusive distribution rights with respect to Company Products, or (ii) any “most favored nation” provision for the benefit of any other Person;
(viii)    pursuant to which the Company or OMT, LLC has licensed from any third party any patent, trademark registration, service mark registration, trade name or copyright registration, other than any nonexclusive license that is available to the public generally, or providing for royalty or other similar payments by the Company or OMT, LLC;
(ix)    granting exclusive rights to any third party to any patents, trademark registrations, service mark registrations, trade names or copyright registrations owned by the Company or OMT, LLC;
(x)    evidencing Indebtedness;
(xi)    that is a Lease;
(xii)    that is a sales representative, marketing or advertising agreement;
(xiii)    creating or involving any agency relationship, distribution arrangement or franchise relationship;
(xiv)    creating any partnership or joint venture between the Company or OMT, LLC and any third party or providing for any sharing of material profits or losses by the Company or OMT, LLC with any third party;
(xv)    involving the acquisition or divestiture of any business or asset by the Company or OMT, LLC other than in the ordinary course of business consistent with past practice or investments in any Person by the Company or that provides for payment obligations by or to the Company or OMT, LLC (whether contingent or otherwise) in respect of earn-outs, deferred purchase price arrangements or similar arrangements that have arisen in connection with any such transactions;
(xvi)    pursuant to which the Company or OMT, LLC has continuing material obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company or OMT, LLC;
(xvii)    that constitutes any material transfer agreement, research and development agreement, services agreement, clinical trial agreement, clinical research agreement, manufacture or supply agreement or similar Contract;
(xviii)    that is a settlement agreement of any nature (other than settlement agreements that do not provide for any future payment or performance obligations on behalf of the Company or OMT, LLC);
(xix)    in which the other party is a healthcare practitioner;
(xx)    that relates to the purchase or sale of any asset by or to, or the performance of any services by or for, or otherwise involving as a counterparty, any Related Party;
(xxi)    that provides for the indemnification of any Person by the Company or OMT, LLC, except for Contracts entered into in the ordinary course of business consistent with past practice;
(xxii)    that result in any Person holding a power of attorney from the Company;
(xxiii)    containing any material obligations on the part of the Company or OMT, LLC, except for those Contracts disclosed in other sections of the Company Disclosure Letter; or
(xxiv)    that involves a payment to or from the Company or OMT, LLC in excess of $50,000 on its face in any given year in any individual case.
For purposes of clarity, no Company Employee Plans set forth in Section 3.12(a) of the Company Disclosure Letter under which future expenditures required to be made by the Company will not exceed $50,000 in any given year, shall be considered a Company Material Contract.
(b)    Schedule. Section 3.17 of the Company Disclosure Letter sets forth a list of all Company Material Contracts to which the Company or OMT, LLC is a party. The Company has made available to Parent a true and complete copy of each Company Material Contract. Unless otherwise noted in Section 3.17(a)(vii) of the Company Disclosure Letter, all Company Material Contracts listed in Section 3.17(a)(vii) of the Company Disclosure Letter may be terminated by the Company or OMT, LLC at will on no more than thirty (30) days’ notice without material Liability or financial obligation to the Company or OMT, LLC.
(c)    No Breach. All Company Material Contracts are in full force and effect (except for those provisions thereof that have terminated or expired in accordance with the terms of such Company Material Contracts) and constitute legal, valid and binding agreements of the Company or OMT, LLC, enforceable in accordance with their terms against the Company or OMT, LLC, as applicable, and, to the Company’s or OMT LLC’s Knowledge, against the other parties thereto, except in each case (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought. Neither the Company, OMT, LLC nor, to the Knowledge of the Company or OMT, LLC, any other party to any Company Material Contract, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to be material to the Company taken as a whole (after giving effect to the LLC Consolidation). Neither the Company nor OMT, LLC has waived any of its rights under any Material Contract.
3.18    Regulatory Compliance.
(a)    The operation of the Company Business, including the manufacture, import, export, testing, development, processing, packaging, labeling, storage, marketing, advertising, promotion and distribution of all Company Products, is in material compliance with all applicable Legal Requirements, Company Permits, and orders or other requirements or procedures administered or enforced by the FDA, NIH, USDA or any other Governmental Entity.
(b)    Except as set forth in Section 3.18(b) of the Company Disclosure Letter, during the three (3) year period ending on the date of this Agreement, the Company has not had any product or manufacturing site subject to a Governmental Entity (including FDA or USDA) shutdown or import or export prohibition, nor received any FDA Form 483 or other Governmental Entity notice of inspectional observations, “warning letters,” “untitled letters,” other requests or requirements from any Governmental Entity to make changes to the Company Products that if not complied with would reasonably be expected to result in a material Liability to, other material effect on, the Company, or similar notice from the FDA, NIH, USDA or other Governmental Entity alleging or asserting noncompliance with any applicable Legal Requirements, Company Permits or such requests or requirements of a Governmental Entity. To the Knowledge of the Company, none of the FDA, NIH, USDA or any other Governmental Entity is considering any such action.
(c)    All applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA, NIH, USDA or other Governmental Entity relating to the Company, the Company Business or the Company Products, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA, NIH, USDA or other Governmental Entity, as applicable.
(d)    Section 3.18(d) of the Company Disclosure Letter sets forth a list of (i) all recalls, field notifications, field corrections, market withdrawals or replacements, safety alerts or other notice of action relating to an alleged lack of safety, efficacy or regulatory compliance of the Company Products (“Safety Notices”) during the three (3) year period ending on the date of this Agreement, (ii) the dates such Safety Notices, if any, were resolved or closed, and (iii) to the Company’s Knowledge, any material complaints with respect to the Company Products that are currently unresolved. To the Company’s Knowledge, there are no facts that would reasonably be likely to result in (A) a material Safety Notice with respect to the Company Products, (B) a material, adverse change in labeling of any the Company Products; or (C) a termination or suspension of marketing or testing of any the Company Products.
(e)    All preclinical and clinical trials conducted by or on behalf of the Company are being or have been conducted with the required experimental protocols, procedures and controls and all applicable Legal Requirements. None of the FDA, NIH, USDA or any other Governmental Entity has commenced, or, to the Knowledge of the Company, threatened to initiate, any action to terminate, delay or suspend any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company.
(f)    All manufacturing operations conducted by or on behalf of the Company with respect to Company Products are being, and have been, conducted in material compliance with all applicable Legal Requirements.
3.19    Insurance.  The Company maintains insurance of the type and in amounts customarily carried by organizations conducting businesses or owning assets similar to those of the Company and in a similar stage of development. All premiums due and payable under all such policies have been paid, and the Company is otherwise in compliance in all material respects with the terms of such policies. The Company has no Knowledge of any threatened termination of, or premium increase with respect to, any such policy, except in accordance with the terms thereof. There is no pending claim that would reasonably be expected to exceed the policy limits of such policies. Section 3.19 of the Company Disclosure Letter sets forth all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and employees of the Company, including the type of coverage and the carrier of such policies.
3.20    Indebtedness with Affiliates.  Except as set forth on Section 3.20 of the Company Disclosure Letter, the Company is not indebted to any director, officer, employee or Affiliate of the Company (except for amounts due as salaries and bonuses, other amounts due under Employment Agreements or employee benefit plans and amounts payable in reimbursement of expenses), and no such director, officer, employee or Affiliate is indebted to the Company.
3.21    Certain Payments.  Neither the Company nor, to the Company’s Knowledge, any director, officer, agent or employee of the Company, nor any other Person acting for or on behalf of the Company, has directly or indirectly, on behalf of the Company, made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any entity or Person, private or public, regardless of form, whether in money, property or services in material violation of any applicable Legal Requirement.
3.22    Board Approval.  The Board of Directors of the Company, by resolutions duly adopted by unanimous vote of those voting via written consent or at a meeting duly called and held has (a) determined that this Agreement and the Merger are fair to and in the best interests of the Company and the its stockholders and declared the Merger to be advisable, (b) approved this Agreement and the Mergers, and (c) recommended that the Company’s stockholders approve the principal terms of the Merger and directed that such matter be submitted for consideration by the Company Stockholders, and no such determination, approval or recommendation or direction of the Board of Directors of the Company has been withdrawn, amended, modified or terminated. No state takeover statute is applicable to this Agreement, the Mergers or the other Transactions, and the Board of Directors of the Company has taken all action necessary or required to render any such statute inapplicable to this Agreement, the Mergers and the other Transactions.
3.23    Stock Records and Minute Books.  The Company’s stock records and minute books have been made available to Parent and accurately and fairly reflect all minutes of meetings, resolutions and other material actions and proceedings of the Company and its shareholders and the Board of Directors of the Company and all committees thereof and, to the Knowledge of the Company, all issuances, transfers and redemptions of capital stock of the Company.
3.24    Related Party Transactions.  Except as disclosed in Section 3.24 of the Company Disclosure Letter, (a) no Related Party has, and no Related Party has at any time during the prior three fiscal years had, any direct or indirect interest in any material asset used in or otherwise relating to the Company Business; (b) no Related Party is, or has been during the prior three fiscal years, indebted to the Company; (c) to the Company’s Knowledge, no Related Party is competing with, or has at any time during the prior three fiscal years competed directly with, the Company; and (d) to the Company’s Knowledge, no Related Party has any claim or right against the Company.
3.25    Customers, Licensees and Suppliers. Section 3.25 of the Company Disclosure Letter sets forth a list of (a) each customer or licensee that accounted for more than 1% of the consolidated revenues of the Company during the last full fiscal year or the interim period through the Balance Sheet Date and the amount of revenues accounted for by such customer or licensee during each such period and (b) each supplier that is the sole supplier of any significant product or service to the Company. No such customer, licensee or supplier has indicated within the past year that it will stop, or decrease the rate of, buying or licensing products or services or supplying products or services, as applicable, to the Company. No purchase order or commitment of the Company is in excess of normal requirements, nor are prices provided therein in excess of current market prices for the products or services to be provided thereunder.
3.26    Complete Copies of Materials.  Each document that the Company has delivered to Parent (or made available in an electronic “data room” for review by Parent), other than documents that have been redacted, is a true and complete copy of each such document, and in each case where a representation and warranty of Company in this Agreement requires the listing of documents and agreements, a true and complete copy of all such documents and agreements have been delivered to Parent (or made available in an electronic “data room” for review by Parent).
3.27    HSR Act Compliance.  The Company is the acquired person as defined in 16 C.F.R. Section 801.2(b). The Company is, and as of the Closing Date will be, its own ultimate parent entity as defined in 16 C.F.R. Section 801.1(a)(3). The Company is not engaged in manufacturing as defined in 16 C.F.R. Section 801.1(j). The annual net sales of the Company as defined in 16 C.F.R. Section 801.11(c)(1) is less than $152.5 million. The total assets of the Company as defined in 16 C.F.R. Section 801.11(c)(2) and as shown on its last regularly prepared balance sheet prior to the Closing Date is less than $15.3 million.
3.28    Disclosure.  To the Knowledge of the Company, no representation or warranty by the Company contained in this Agreement, and no statement contained in the Company Disclosure Letter or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.
ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF PARENT, MERGER SUB 1 AND MERGER SUB 2
Parent, Merger Sub 1 and Merger Sub 2 represent and warrant to the Company and OMT, LLC as follows:
4.1    Organization; Standing and Power; Charter Documents; Merger Subs.  Each of Parent, Merger Sub 1 and Merger Sub 2 is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.
4.2    Merger Subs.  The authorized capital stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding. The authorized capital stock of Merger Sub 2 consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding. Parent is the sole stockholder of each of Merger Sub 1 and Merger Sub 2 and is the legal and beneficial owner of all issued and outstanding shares of Merger Sub 1 and Merger Sub 2. Each of Merger Sub 1 an Merger Sub 2 was formed solely for the purposes of effecting the Mergers and the other Transactions. Except as contemplated by this Agreement, neither Merger Sub 1 nor Merger Sub 2 holds, nor have either held, any material assets or incurred any material Liabilities nor have Merger Sub 1 or Merger Sub 2 carried on any business activities other than in connection with the Mergers and the other Transactions. All of the outstanding shares of capital stock of each of Merger Sub 1 and Merger Sub 2 have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.
4.3    Authority; Non-Contravention; Necessary Consents.
(a)    Authority. Each of Parent, Merger Sub 1 and Merge Sub 2 has all requisite corporate power and authority to enter into this Agreement, the Certificate of Merger 1, the Certificate of Merger 2 and the other agreements, certificates and documents contemplated hereby, and to consummate the Transactions contemplated hereby and thereby. The execution and delivery of this Agreement, the performance by Parent, Merger Sub 1 and Merger Sub 2 of their respective obligations hereunder, and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub 1 and Merger Sub 2 and no other corporate or other proceedings or actions on the part of Parent, Merger Sub 1 or Merger Sub 2 are necessary to authorize the execution and delivery of this Agreement or to consummate the Mergers and the other Transactions, subject only to the filing of the Certificate of Merger 1 and Certificate of Merger 2 pursuant to DGCL. This Agreement has been duly executed and delivered by Parent, Merger Sub 1 and Merger Sub 2 and, assuming due execution and delivery by the Company and, with respect to Article VIII only, the Stockholders’ Representative, constitutes a valid and binding obligation of Parent, enforceable against Parent, Merger Sub 1 and Merger Sub 2 in accordance with their terms except (A) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (B) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.
(b)    Non–Contravention. The execution and delivery of this Agreement by Parent, Merger Sub 1 and Merger Sub 2 does not, and performance and compliance of this Agreement by Parent, and the consummation by Parent, Merger Sub 1 and Merger Sub 2 of the Transactions does not and will not: (i) conflict with or violate the Certificate of Incorporation or Bylaws of Parent, the Certificate of Incorporation or Bylaws of Merger Sub 1 or the Certificate of Incorporate or Bylaws of Merger Sub 2; (ii) subject to compliance with the requirements set forth in Section 4.3(c), conflict with or violate any Legal Requirement applicable to Parent, Merger Sub 1 or Merger Sub 2 or by which Parent, Merger Sub 1 or Merger Sub 2 or any of their respective properties or assets is bound or affected; or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent, Merger Sub 1 or Merger Sub 2 (other than a Permitted Lien) pursuant to any material Contract to which Parent, Merger Sub 1, Merger Sub 2 is a party, except in each of the foregoing clauses (ii) and (iii) as would not reasonably be expected to have a Material Adverse Effect on Parent.
(c)    Necessary Consents. No consent, approval, waiver, order or authorization of, or registration, declaration, filing or registration with, or notification to, any Governmental Entity is required to be obtained or made by Parent in connection with the execution and delivery of this Agreement, the performance by Parent, Merger Sub 1 or Merger Sub 2 of their respective obligations hereunder or the consummation of the Mergers and other Transactions, except for: (i) the Necessary Consents, and (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country.
4.4    Compliance.  Neither Parent nor any of its Subsidiaries is or has been in conflict with, or in default or in violation of, any Legal Requirement applicable to Parent or any of its Subsidiaries or by which Parent or any of its Subsidiaries or any of their respective businesses or properties is bound or affected, except for those conflicts, defaults or violations that, individually or in the aggregate, would not cause Parent to lose any material benefit or incur any material Liability. Parent has not received any written notice of or been charged with any material default or violation of any such Legal Requirements. There is no judgment, injunction, order or decree binding upon Parent or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing the businesses conducted by Parent or any of its Subsidiaries as of the date hereof or the acquisition of material property by Parent or any of its Subsidiaries.
4.5    Litigation.  There are no claims, suits, actions, proceedings or investigations of any nature pending or, to the knowledge of Parent, threatened in writing against, relating to or affecting Parent, Merger Sub 1, Merger Sub 2 or any of Parent’s other Subsidiaries, or the assets or properties of Parent, Merger Sub 1, or Merger Sub 2, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the Transactions or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on the ability of Parent, Merger Sub 1 and Merger Sub 2 to perform their respective obligations under this Agreement or consummate the Transactions, nor, to Parent’s knowledge, is there any reasonable basis therefor, or any facts, threats, claims or allegations that would reasonably be expected to result in any such threatened or pending action, suit, proceeding or investigation.
4.6    Reports and Financial Statements.   Parent has previously furnished or made available to the Company complete and accurate copies, as amended or supplemented, of its SEC Reports. The SEC Reports constitute all of the documents required to be filed by Parent under Section 13 or subsections (a) or (c) of Section 14 of the Exchange Act with the SEC from January 1, 2014 through the date of this Agreement. The SEC Reports complied in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder when filed. As of their respective dates, the SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
4.7    Sufficiency of Cash and Parent Common Stock.   Parent has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Cash Merger Consideration and a sufficient number of authorized but unissued shares of Parent Common Stock to issue the Stock Merger Consideration and to consummate the transactions contemplated by this Agreement.
4.8    Qualification as Reorganization.   Neither Parent, Merger Sub 1 nor Merger Sub 2 has taken any action, or has any knowledge of any fact or circumstance, that could reasonably be expected to prevent the Mergers from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
ARTICLE V.
CONDUCT BY THE COMPANY PRIOR TO THE MERGER 1 EFFECTIVE TIME
5.1    Conduct of Business by the Company and OMT, LLC.
(d)    Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Merger 1 Effective Time, the Company and OMT, LLC shall, except as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance in all material respects with all applicable Legal Requirements, (ii) pay its debts and Taxes when due (taking into account permitted extensions), (iii) pay or perform other obligations when due, (iv) keep available the services of its present officers and key employees and preserve its relationships with its customers, suppliers, distributors, licensors and others having business dealings with it and (v) other than with respect to the LLC Consolidation, use commercially reasonable efforts consistent with past practices to preserve intact its present business organization.
(e)    Required Consent. In addition, without limiting the generality of Section 5.1(a), except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 5.1(b) of the Company Disclosure Letter, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Merger 1 Effective Time, the Company and OMT, LLC shall not directly or indirectly do any of the following, except in connection with the LLC Consolidation:
(i)    Cause, permit or propose any amendments to the Governing Documents, or any stockholder agreements, or form or organize any Subsidiary;
(ii)    Adopt a plan of complete or partial liquidation or dissolution, or commence or agree to commence any bankruptcy, voluntary liquidation, dissolution, winding up, examinership, insolvency or similar proceeding in respect of the Company or OMT, LLC;
(iii)    Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of the Company or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;
(iv)    Purchase, redeem or otherwise acquire any shares of its capital stock, except repurchases of unvested shares in connection with the termination of any Employee pursuant to stock option or purchase agreements in effect on the date hereof;
(v)    Issue, grant, deliver, sell, authorize, pledge or otherwise encumber, propose, promise or make any commitment for the issuance, grant, delivery or sale of, any shares of Company Capital Stock, or any securities convertible into shares of Company Capital Stock, or subscriptions, rights, warrants or options to acquire any shares of Company Capital Stock or any securities convertible into shares of Company Capital Stock, or enter into other agreements or commitments of any character obligating the Company to issue any such securities or rights, other than: issuances of Company Capital Stock upon the exercise of Company Options;
(vi)    Issue, grant, deliver, sell, authorize, pledge or otherwise encumber, propose, promise or make any commitment for the issuance, grant, delivery or sale of, any equity interests of OMT, LLC, or any securities convertible into equity interests of OMT, LLC, or subscriptions, rights, warrants or options to acquire any equity interests of OMT, LLC or any securities convertible into equity interests of OMT, LLC, or enter into other agreements or commitments of any character obligating OMT, LLC to issue any such securities or rights;
(vii)    Acquire or agree to acquire by merging or consolidating with, or by purchasing any material equity or voting interest in or a material portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any asset for an amount in excess of $50,000 individually or any assets for an amount in excess of $500,000 in the aggregate;
(viii)    Sell, pledge, transfer, lease, license, mortgage, encumber or otherwise dispose of, or authorize the sale, pledge, transfer, lease, license, mortgage, encumbrance or other disposal of, any properties or assets, except the sale, lease or disposition of property or assets in the ordinary course of business consistent with past practice which are not material to the Company Business;
(ix)    Make any loans, advances or capital contributions to, or investments in, any other Person;
(x)    Change or modify its credit, collection, or payment policies, procedures, or practices, including accelerating collections, receivables or payables (whether or not past due) or failing to pay or delaying payment of payables or other Liabilities;
(xi)    Make any material change in its methods or principles of financial or Tax accounting since the Balance Sheet Date;
(xii)    Make, change or revoke any Tax election, change any annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any Tax, surrender any right to claim a Tax refund, settle or compromise any claim, notice, audit report or assessment in respect of Taxes or consent to any extension or waiver of any limitation period with respect to any Tax claim or assessment;
(xiii)    Except as otherwise expressly permitted or contemplated by this Agreement as required by applicable Legal Requirements, (1) establish, adopt, enter into, amend or terminate any Company Employee Plan or any other agreement, policy or arrangement, or stock option plan, or enter into any employment contract or collective bargaining agreement, in respect of any Employee, current or former director, or current or former consultant of the Company, (2) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus, remuneration (cash, equity or otherwise) or other benefit or amount to any Employee, current or former director, or current or former consultant of the Company (including rights to severance or indemnification), (3) grant, accelerate (except as contemplated by this Agreement) or increase any rights to severance or termination pay or change in control payments (or enter into any agreement to grant, accelerate or increase any rights to severance or termination pay or change in control payments or amend any existing arrangement providing for severance or termination pay or change in control payments with) any Employee, current or former director, or current or former consultant of the Company, (4) amend any Company Option, (5) take any action to fund or in any other way secure the payment of compensation or benefits under any Company Employee Plan, (6) hire any Employee or retain any consultant with annual base compensation in excess of $50,000, or (7) terminate the employment of any Employee or the services of any consultant other than for cause.
(xiv)    Grant any license (including a sublicense) under any Company Intellectual Property;
(xv)    Enter into or renew any Contracts containing any non-competition or exclusivity restrictions on the Company, OMT, LLC or the Company Business;
(xvi)    Incur any material indebtedness for borrowed money or any other Indebtedness or guarantee any such Indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or OMT, LLC, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person;
(xvii)    Make any capital expenditures;
(xviii)    Fail to maintain in full force and effect the Company’s and OMT, LLC’s current insurance policies;
(xix)    (1) Terminate, cancel, modify or amend or take any actions that would cause the termination, cancellation, modification or amendment of any Company Material Contract (or contract that would be a Company Material Contract if in effect as of the date hereof), excluding any expiration or non-renewal of any such contract in accordance with its terms, provided that the parties acknowledge and agree that effective upon the Merger 1 Effective Time, Company will terminate that certain Platform License Agreement by and between the Company and OMT Therapeutics, Inc., dated as of December 19, 2014, (2) enter into any Company Material Contract (or contract that would be a Company Material Contract if in effect as of the date hereof), or (3) waive, release or assign any rights under any Company Material Contract (or contract that would be a Company Material Contract if in effect as of the date hereof), including, for purposes of clarity, any Contract with Charles River Laboratories, Inc. and any of its Affiliates;
(xx)    (1) Enter into any waiver, release, assignment, compromise or settlement of any pending or threatened investigation or litigation, (2) enter into any waiver, release, assignment, compromise or settlement of any material rights or Indebtedness, or (3) initiate any claim or litigation;
(xxi)    Amend, supplement or terminate any material Company Permit or any pending application for any material Company Permit;
(xxii)    Enter into, amend or supplement any Contract with a Related Party; or
(xxiii)    Agree, in writing or otherwise, to take any of the actions described in clauses “(i)” through “(xxiii)” of this sentence.
provided, that none of the foregoing provisions of this Section 5.1 shall in any way restrict the ability of the Company, OMT, LLC or any of their respective Subsidiaries to (i) consummate the LLC Consolidation and (ii) restrict the Company from using the Company’s Cash to make the Permitted Expenditures set forth in Section 5.1(b) of the Company Disclosure Letter.
(f)    Audit. Prior to the Merger 1 Effective Time, the Company shall engage an independent accounting firm, such firm to be reasonably satisfactory to Parent, to audit the Company’s consolidated balance sheet and its consolidated statements of income and cash flows as of and for the fiscal year ending December 31, 2015.
(g)    Notwithstanding anything to the contrary in this Agreement, Parent may not, prior to Closing, manage or interfere with the Company’s or OMT, LLC’s conduct of business in their ordinary course.
ARTICLE VI.
ADDITIONAL AGREEMENTS
6.1    No Solicitation.
(d)    Neither the Company nor OMT, LLC will, nor will either permit any of its directors, officers, employees, advisors, representatives or agents, to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into, either as the proposed surviving, merged, acquiring or acquired corporation, any transaction involving a merger, consolidation, business combination, purchase or disposition of any amount of the assets of the Company or any capital stock of the Company or OMT, LLC other than the Transactions (an “Acquisition Transaction”), (ii) facilitate, encourage, solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction, (iii) furnish or cause to be furnished, to any person or entity, any information concerning the business, operations, properties or assets of the Company in connection with an Acquisition Transaction, or (iv) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person or entity to do or seek any of the foregoing.
(e)    The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 6.1 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties that Parent shall be entitled to seek an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 6.1 and to enforce specifically the terms and provisions hereof in any court of the United States or any state or any other jurisdiction having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by the Company or OMT, LLC or by any of its representatives shall be deemed to be a breach of this Agreement by the Company or OMT, LLC.
6.2    Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.
(a)    Confidentiality. The parties acknowledge that the Company and Parent have previously executed the Mutual Nondisclosure Agreement, dated August 7, 2015 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective directors, officers, Employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Proprietary Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.
(b)    Access to Information. The Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access during normal business hours to its properties, books (including, but not limited to, laboratory notebooks), records and personnel during the period prior to the Merger 1 Effective Time to obtain all information concerning the Company Business, including the status of development efforts related to Company Products, properties, results of operations and personnel, in each case solely for purposes of this Agreement, as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that (i) any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information to Parent, (ii) such access would be in breach of any confidentiality obligation, commitment or provision by which the Company is bound or affected as of the date hereof, which confidentiality obligation, commitment or provision shall be disclosed to Parent, provided that disclosure of such obligation, commitment or provision would not itself be the breach of an obligation or commitment to a third party, (iii) cause the Company or any of its Subsidiaries to waive a legal privilege. Any information obtained from the Company pursuant to the access contemplated by this Section 6.2(b) shall be subject to the Confidentiality Agreement.
(c)    No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 6.2 or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.
6.3    Public Disclosure.  Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and agree on any press release or public statement with respect to this Agreement and the Transactions, including the Mergers, and will not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable law or regulatory requirements or any listing agreement with any applicable national or regional securities exchange or market. Notwithstanding the foregoing, (a) each of the Company and Parent may make internal announcements to its employees as reasonably necessary to communicate the relevant details of the Mergers, (b) Parent shall be entitled to respond to analysts’ questions in the ordinary course and in a manner consistent with any previous disclosure made in accordance with this Section 6.3 and (c) Parent and Company shall cooperate to issue a press release on the Closing Date to confirm the closing of the transactions contemplated hereby.
6.4    Reasonable Best Efforts.
(w)    Upon the terms and subject to the conditions set forth herein, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all actions reasonably necessary to cause the conditions precedent to the other party’s obligations to close set forth in Article VII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, waiting period expirations or terminations, orders, and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all Necessary Consents, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments necessary to consummate the Transactions, and to fully carry out the purposes of, this Agreement. In furtherance and not in limitation of the foregoing, each party hereto agrees to make any appropriate filings of a Notification and Report Form pursuant to HSR Act with respect to the Transactions as promptly as practicable, and in any event within five (5) business days after the execution of this Agreement (unless a later date is mutually agreed between the parties), and to supply as promptly as practicable and advisable any additional information and documentary material that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable; provided that Parent and the Company shall split equally the filing and/or related fees associated with any filing related to the HSR Act.
(x)    Each of Parent and the Company shall, in connection with the efforts referenced in Section 6.4(a) to obtain all necessary actions or nonactions, waivers, consents, approvals, waiting period expirations or terminations, orders, and authorizations from Governmental Entities for the Transactions under the HSR Act or any other antitrust law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under any antitrust law, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other party of any communication received by such Party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity with respect to any antitrust law, by promptly providing copies to the other party of any such written communications, and of any material communication received or given in connection with any proceeding by a private party under any antitrust law, in each case regarding any of the Transactions provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company, OMT, LLC or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege, confidentiality or compliance concerns; and (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity with respect to the subject matter of this Section 6.4(b), or, in connection with any proceeding by a private party under any antitrust law, with any other Person (provided, however, that materials may be redacted (A) to remove references concerning the valuation of Parent, the Company, OMT, LLC or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address reasonable privilege, confidentiality, or compliance concerns), and to the extent permitted by the DOJ, the FTC or any other applicable Governmental Entity or other Person with respect to the subject matter of this Section 6.4(b), give the other party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other Governmental Entity or other Person with respect to the subject matter of this Section 6.4(b). Parent shall, on behalf of the parties, control and lead all communications and strategy relating to the antitrust laws (provided that the Company and OMT, LLC are not constrained from complying with applicable laws), provided, further, that the parties shall consult and cooperate with one another, and consider in good faith the views of one another, regarding the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either party in connection with proceedings under or relating to any antitrust law prior to their submission. Notwithstanding anything in this Agreement to the contrary, in no event will Parent be obligated to propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture, to accept any operational restriction, or take any other action that, in the reasonable judgment of Parent, could be expected to limit the right of Parent to own or operate all or any portion of their respective businesses or assets. With regard to the DOJ, the FTC or any other Governmental Entity, neither the Company, OMT, LLC nor any of their respective Subsidiaries shall, without Parent’s written consent (which is to be within Parent’s sole discretion), discuss or commit to any divestiture transaction, or discuss or commit to alter their businesses or commercial practices in any way, or otherwise take or commit to take any action that limits Parent’s freedom of action with respect to, or Parent ability to retain any of the businesses, product lines or assets of the Company or otherwise receive the full benefits of this Agreement. In furtherance and not in limitation of the foregoing, and notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall obligate Parent to litigate or otherwise contest any litigation or order or the entry of any order seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions under any antitrust law.
(y)    Each of Parent, the Company and OMT, LLC shall use its reasonable best efforts to obtain the expiration or termination of all waiting periods and all consents, waivers, authorizations and approvals of all third parties, including Governmental Entities, necessary, proper or advisable for the consummation of the Transactions and to provide any notices to third parties required to be provided prior to the Merger 1 Effective Time; provided that, without the prior written consent of Parent, neither the Company nor OMT, LLC shall incur any significant expense or liability, enter into any significant new commitment or agreement or agree to any significant modification to any contractual arrangement to obtain such consents or certificates in each case, that would have a Material Adverse Effect on the Company after giving effect to the LLC Consolidation.
6.5    Termination of Certain Benefit Plans.  Unless otherwise requested by Parent prior to the Closing, effective no later than the day immediately preceding the Closing Date, the Company shall terminate any and all plans intended to include a Code Section 401(k) arrangement (collectively, “Company 401(k) Plans”). Alternatively, the Company may amend the Company 401(k) Plan(s) to (i) add OMT Therapeutics, Inc. to the Company 401(k) Plan(s) as an affiliate, (ii) change the sponsor of the Company 401(k) Plan(s) from the Company to OMT Therapeutics, Inc., and designate the Company an affiliate of the Company 401(k) Plan(s), (iii) rename the Company 401(k) Plan to “OMT Therapeutics, Inc. 401K,” and (iv) remove the Company as an affiliate of the Company 401(k) Plan(s), provided that such restructuring of the Company 401(k) Plan(s) is completed no later than the day immediately preceding the Closing Date. The Company shall provide Parent with evidence that such Company 401(k) Plan(s) have been terminated or restructured, as applicable, effective as of the day immediately preceding the Closing Date pursuant to resolutions of the Board of Directors of the Company. Unless otherwise requested by Parent prior to the Closing, the Company shall take all actions reasonably necessary to terminate the Company Option Plan prior to the Closing, and no further Company Options or other rights shall be granted thereunder.
6.6    Tax Matters.
(c)    Tax Returns.
(iii)    The Company shall prepare and timely file, or cause to be prepared or timely filed, all Tax Returns of the Company and its Subsidiaries that are required to be filed (taking into account any extension) on or before the Closing Date, and shall pay, or cause to be paid, all Taxes of the Company and its Subsidiaries due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company and its Subsidiaries, except as required by applicable law. At least ten (10) Business Days prior to filing any such Tax Return, the Company shall submit a copy of such Tax Return to Parent for Parent’s review and approval, which approval shall not be unreasonably withheld.
(iv)    Parent shall prepare and timely file, or cause to be prepared and timely filed, on a basis consistent with past practice unless otherwise required by applicable law, all Tax Returns for the Company and its Subsidiaries for any periods ending on or prior to the Closing Date that are filed after the Closing Date and all Tax Returns for the Company and its Subsidiaries for any Straddle Periods. Parent shall deliver to the Stockholders’ Representative for the Stockholders’ Representative’s review and comment a copy of each such Tax Return at least ten (10) Business Days prior to the due date for the filing of such Tax Return (taking into account any extension). Parent shall consider in good faith any comments that are received from the Stockholders’ Representative at least five (5) Business Days prior to the due date for the filing of such Tax Return. The Company Equityholders shall be responsible for all Taxes relating to the Pre-Closing Tax Period payable in connection with such Tax Returns. The Stockholders’ Representative and Parent shall instruct the Escrow Agent to release from the Escrow Fund the amount due to Parent for the Company Equityholders’ share of Taxes relating to the Pre-Closing Tax Period under this Section 6.6(a)(ii) at least two (2) Business Days before payment of Taxes (including estimated Taxes) is due to the Tax Authority, except to the extent such Taxes were taken into account in the calculation of Current Assets or Current Liabilities and the Additional Cash Consideration. The Company Equityholders shall be entitled to any tax refund related to any Pre-Closing Tax Period Tax Returns; provided that (1) the related taxes were paid by the Company and its Subsidiaries prior to the Closing or by the Company Equityholders after the Closing, (2) such refunds do not arise as a result of a carryback of a loss or other tax benefit from a taxable period (or portion thereof) beginning after the Closing Date, and (3) such refunds were not taken into account for the purposes of determining Current Assets, Current Liabilities and Additional Cash Consideration. The proceeds of any such tax refund shall be deposited into the Escrow Fund for distribution with the remaining portion of the Escrow Fund, and such proceeds shall include, without limitation, the proceeds with respect to any tax refund for the 2014 Federal Tax Return. To the extent such tax refund is subsequently disallowed or required to be returned to the applicable Tax Authority, the Company Equityholders shall promptly repay the amount of such refund, together with any interest, penalties or other additional amounts imposed by such Tax Authority, to Parent. For purposes of this Agreement, the pre-closing portion of any Taxes that are payable with respect to any Straddle Period will be (i) in the case of Property Taxes, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days of such Straddle Period in the Pre-Closing Tax Period and the denominator of which is the number of calendar days in the entire Straddle Period and (ii) in the case of all other Taxes, determined as though the taxable year of the Company or the applicable Subsidiary terminated at the close of business on the Closing Date.
(d)    Tax Contests. Parent and the Surviving Corporation, on the one hand, and the Stockholders’ Representative, on the other hand, shall promptly notify each other upon receipt by such party of written notice of any inquiries, claims, assessments, audits or similar events with respect to Taxes relating to a Pre-Closing Tax Period (any such inquiry, claim, assessment, audit or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not limit any of the indemnification obligations under Article VIII (except to the extent such failure materially prejudices the defense of such Tax Contest). Stockholders’ Representative shall have the right to control the conduct of all Tax Contests for which the Company Equityholders may have an indemnification obligation under Article VIII, including any settlement or compromise thereof; provided, however, that Stockholders’ Representative shall keep the Parent reasonably informed of the progress of any such Tax Contest and Stockholders’ Representative shall not resolve such Tax Contest in a manner that would reasonably be expected to have an adverse impact on any indemnification obligations under Article VIII without the Parent’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Each party shall bear its own costs for participating in such Tax Contest, except that Parent may be entitled to indemnification for its costs pursuant to this Agreement. In the event of any conflict or overlap between the provisions of this Section 6.6(b) and Section 8.6, the provisions of this Section 6.6(b) shall control.
(e)    Cooperation on Tax Matters. Parent, the Surviving Corporation and the Stockholders’ Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which may be reasonably relevant to any such Tax Return or Tax Contest and making appropriate persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.
(f)    Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne by the Company Equityholders. The Company (or Surviving Corporation, as applicable) hereby agrees to file, or cause to be filed, in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to such Transfer Taxes. The Company (or Surviving Corporation, as applicable) shall provide Parent with evidence satisfactory to Parent that such Transfer Taxes have been paid by (or on behalf of) the Company Equityholders.
(g)    Reorganization Treatment.
(i)    The parties hereto shall use their respective reasonable best efforts to cause the Mergers to qualify, and shall use their respective reasonable best efforts not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would prevent the Mergers from qualifying, as a reorganization under Section 368(a) of the Code.
(ii)    This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Parent, Merger Sub 1, Merger Sub 2 and the Company shall report the Mergers as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
6.7    FIRPTA Compliance.  On the Closing Date, the Company shall deliver to Parent a properly executed statement, dated as of the Closing Date, in a form reasonably acceptable to Parent and that satisfies the requirements of Treasury Regulation Section 1.1445‑2(c)(3), together with the required notice to the IRS and written authorization for Parent to deliver such notice and a copy of such statement to the IRS on behalf of the Company upon the Closing.
6.8    Third Party Consents.  Prior to the Closing Date, (a) the Company shall obtain and provide to Parent all consents and waivers required in connection with the Mergers from third parties to all Company Material Contracts, and (b) the Company shall use commercially reasonable efforts to obtain and provide to Parent all consents and waivers required in connection with the Mergers from third parties to all other Contracts to which the Company is a party and which are listed in Section 6.8 of the Company Disclosure Letter. If the lessor or licensor under any Lease conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments or providing all such additional security.
6.9    Merger Sub Compliance.  Parent shall cause Merger Sub 1 and Merger Sub 2 to comply with all of Merger Sub 1’s and Merger Sub 2’s obligations, as applicable, under or relating to this Agreement. Neither Merger Sub 1 nor Merger Sub 2 shall engage in any business which is not in connection with the Mergers pursuant to this Agreement.
6.10    Notification of Certain Matters.  The Company shall give prompt written notice to Parent of (a) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Transactions, (b) any notice or other communication from any third party whose consent is required in connection with the Transactions that such third party refuses to give such consent, (c) any Material Adverse Effect on the Company, (d) any breach of any of the Company’s representations, warranties, agreements, obligations or covenants pursuant to this Agreement or (e) the occurrence or existence of any event that results, or with notice or the passage of time or otherwise, is reasonably likely to result, in the failure of the conditions set forth in Article VII; provided, however, that the delivery of notice pursuant to this Section 6.10 shall not limit or otherwise affect the remedies available hereunder to Parent.
6.11    Section 280G of the Code.
(a)    Parent and the Company acknowledge that the consideration payable pursuant to this Agreement and certain other amounts which may be received by any person in connection with the Transactions may be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder (“Section 280G”)). The Company shall obtain and deliver to Parent, prior to the solicitation of the requisite approval of the Company’s stockholders described in Section 6.11(b), a Section 280G Waiver from each person who is a “disqualified individual” (within the meaning of Section 280G), as determined immediately prior to the initiation of the solicitation of the requisite approval of the Company’s stockholders described in Section 6.11(b), and who might otherwise receive or have the right or entitlement to receive a parachute payment under Section 280G in connection with the Transactions, unless the requisite approval of the Company’s stockholders of such parachute payments is obtained pursuant to Section 6.11(b).
(b)    As soon as practicable following the delivery by the Company to Parent of the Section 280G Waivers, the Company shall submit to the Company’s stockholders for approval in accordance with Section 280G(b)(5)(B) of the Code any payments and/or benefits that are subject to a Section 280G Waiver, such that such payments and benefits shall not be deemed to be “parachute payments” under Section 280G, and prior to the Merger 1 Effective Time the Company shall deliver to Parent evidence reasonably satisfactory to Parent (i) that a vote of the Company’s stockholders was solicited in conformance with Section 280G, and the requisite approval of the Company’s stockholders was obtained with respect to any payments and/or benefits that were subject to such vote (the “Section 280G Approval”) or (ii) that the Section 280G Approval was not obtained and as a consequence, pursuant to the Section 280G Waiver, such “parachute payments” shall not be made or provided.
(c)    The form of the Section 280G Waiver and any materials to be submitted to the Company’s stockholders in connection with the Section 280G Approval (the “Section 280G Soliciting Materials”) shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld.
6.12    Closing Date Allocation Schedule. At least three (3) Business Days prior to the Closing, the Company shall deliver to Parent the Closing Date Allocation Schedule, and thereafter through the Closing any interim updates to the Closing Date Allocation Schedule as necessary for the information reflected thereon to be accurate in all material respects as of the Closing Date.
6.13    Resale Form S-3. At least five (5) Business Days prior to the Closing, Parent shall deliver to the Company a draft of a Registration Statement on Form S-3 (the “Form S-3”) registering the Parent Common Stock to be issued as Stock Merger Consideration which shall comply in all material respects with the Securities Act. Prior to March 1, 2016, Parent shall keep the Form S-3 effective and after March 1, 2016, Parent shall use commercially reasonable efforts to keep the Form S-3 effective, in either case, until all shares of Parent Common Stock issued in connection with the Mergers and held by Persons who are not “affiliates” of Parent, as defined in Rule 144 under the Securities Act, are sold or may be sold pursuant to Rule 144 under the Securities Act. Parent shall, when requested by a Company Equityholder, deliver shares of Parent Common Stock issued as Stock Merger Consideration in electronic book entry form.
6.14    D&O Indemnification Obligations.
(a)    From and after the Merger 1 Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable law, and under the Company’s Charter Documents as in effect immediately prior to the Merger 1 Effective Time, each such individual who is now, or has been at any time prior to the date of this Agreement, a director or officer of the Company or any of its predecessors (each, a “Company Indemnified Party”) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses incurred in advance of the final disposition of any action, suit, proceeding or investigation (a “Proceeding”), whether civil, criminal or administrative, against a Company Indemnified Party to the fullest extent permitted by applicable law and the Company Charter Documents upon receipt of any undertaking required by applicable law or reasonably requested by the Surviving Corporation), judgments, fines and amounts paid in settlement in connection with any such threatened or actual Proceeding in respect of acts, errors or omissions of such Persons in such capacities occurring prior to the Closing. Parent’s and the Surviving Corporation’s obligations under this Section 6.15(b) shall continue in full force and effect for the period beginning upon the Merger 1 Effective Time and ending six years from the Merger 1 Effective time; provided, however, that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding.
(b)    In the event that (i) the Surviving Corporation or any of its successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 6.14.
(c)    The obligations of Parent and the Surviving Corporation under this Section 6.14 shall not be terminated or modified in such a manner as to adversely affect any Company Indemnified Party to whom this Section 6.14 applies without the consent of such affected Company Indemnified Party unless such termination or modification is required by applicable law. The provisions of this Section 6.14 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to which each Company Indemnified Party is entitled, whether pursuant to law, contract or otherwise.
6.15    Stockholder Approval.
(a)    As expeditiously as possible after the date of this Agreement, and in any event within two days after the date of this Agreement, the Company shall use commercially reasonable efforts to solicit the Written Consent from the Company Stockholders who have not already executed the Written Consent as of immediately following the execution and delivery of this Agreement, and shall deliver a copy of any executed additional Written Consents to Parent.
(b)    Any materials to be submitted to the Company Stockholders in connection with the solicitation of their approval of this Agreement shall be subject to review and reasonable approval by Parent and shall include information regarding the Company, the terms of the Mergers, this Agreement and the recommendation of the Board of Directors of the Company to adopt and approve this Agreement, the Escrow Agreement, the Mergers and the other Transactions, and a statement that the Board of Directors of the Company has unanimously determined that the terms of the Mergers and this Agreement are fair to and in the best interests of the Company and the stockholders.
ARTICLE VII.
CONDITIONS TO THE MERGER
7.1    Conditions to the Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Mergers shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:
(a)    Company Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the Company’s Stockholders in accordance with applicable Legal Requirements and the Company Charter Documents.
(b)    No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which prohibits, restrains or enjoins the consummation of the Mergers, and there shall not be any Governmental Entity or any third party seeking to prohibit, restrain or enjoin the consummation of the Mergers or the other Transactions.
(c)    HSR Act. The waiting period under the HSR Act, if applicable, shall have expired or been terminated.
7.2    Additional Conditions to the Obligations of the Company.  The obligation of the Company to consummate and effect the Mergers shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:
(a)    Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all material respects as of the date made and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date) (it being understood that, for purposes of determining the accuracy of such representations, all representations and warranties of Parent and Merger Sub contained in this Agreement that are already qualified by “material,” “materiality” or “Material Adverse Effect” shall be true and correct in all respects). The Company shall have received a certificate, dated as of the Closing Date, with respect to the foregoing signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized signatory of Parent and a certificate, dated as of the Closing Date, with respect to the foregoing signed on behalf of each of Merger Sub 1 and Merger Sub 2, with respect to the representations and warranties of Merger Sub 1 and Merger Sub 2, respectively, by an authorized signatory of each of Merger Sub 1 and Merger Sub 2.
(b)    Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized signatory of Parent and a certificate with respect to the foregoing signed on behalf of each of Merger Sub 1 and Merger Sub 2, with respect to the covenants of Merger Sub 1 and Merger Sub 2, respectively, by an authorized signatory of each of Merger Sub 1 and Merger Sub 2.
(c)    WKSI Status and Form S-3. Parent is a well-known seasoned issuer as defined in Rule 405 of the Securities Act and shall file the Form S-3 on the Closing Date, such Form S-3 to take effect immediately upon filing pursuant to Rule 462(e) of the Securities Act.
7.3    Additional Conditions to the Obligations of Parent, Merger Sub 1 and Merger Sub 2.  The obligations of Parent, Merger Sub 1 and Merger Sub 2 to consummate and effect the Mergers shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:
(a)    Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date made and as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only on such date) (it being understood that, for purposes of determining the accuracy of such representations, all representations and warranties of Parent and Merger Sub contained in this Agreement that are already qualified by “material,” “materiality” or “Material Adverse Effect” shall be true and correct in all respects). Parent, Merger Sub 1 and Merger Sub 2 shall have received a certificate, dated as of the Closing Date, with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company, with respect to the representations and warranties of the Company and OMT, LLC, by an authorized signatory of the Company.
(b)    Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements, obligations and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate, dated as of the Closing Date, with respect to the foregoing signed on behalf of the Company by an authorized officer of the Company.
(c)    LLC Consolidation. The LLC Consolidation shall have been completed on the terms substantially agreed to by Parent (such agreement not to be unreasonably withheld, conditioned or delayed).
(d)    Material Adverse Effect on the Company. No Material Adverse Effect on the Company shall have occurred since the date of this Agreement, and there shall not have occurred any change, event, development, state of facts, effect or occurrence that has had, or would reasonably be expected to have, a Material Adverse Effect.
(e)    Closing Notice. Parent shall have received the Closing Notice as provided in Section 2.14(a), in a form reasonably satisfactory to Parent.
(f)    Section 280G. With respect to any payments and/or benefits that may constitute “parachute payments” under Section 280G of the Code with respect to any person in connection with the Transactions, (i) the Company shall have received and delivered to Parent a Section 280G Waiver from each person receiving, or that is eligible to receive, a payment that may constitute a “parachute payment” under Section 280G prior to soliciting the Section 280G Approval and (ii) the Company Stockholders shall have (A) approved, pursuant to the method provided for in the regulations promulgated under Section 280G, any such “parachute payments” subject to a Section 280G Waiver or (B) shall have voted upon and disapproved such parachute payments subject to a Section 280G Waiver, and, as a consequence, such “parachute payments” subject to a Section 280G Waiver shall not be paid or provided for in any manner and Parent and its Subsidiaries shall not have any liabilities with respect to such “parachute payments.”
(g)    Resignations. The Company shall have delivered to Parent resignations of the directors and officers of the Company, in form and substance satisfactory to Parent, each effective as of the Merger 1 Effective Time, but such resignations shall not constitute terminations of employment of any directors and/or officers who are also employees of the Company.
(h)    Escrow Agreement. The Escrow Agent and the Stockholders’ Representative shall have executed and delivered to Parent an escrow agreement substantially in the form attached hereto as Exhibit C (with such changes as the Escrow Agent may reasonably request, the “Escrow Agreement”), pursuant to which a portion of the aggregate Merger Consideration (as defined in Article I) shall be placed in an escrow account to satisfy and secure the obligations set forth in Article VIII.
(i)    Required Consents. Parent shall have received written evidence reasonably satisfactory to it that all consents, waivers and licenses set forth on Section 6.8 of the Company Disclosure Letter shall have been received.
(j)    Company Stockholder Approval. This Agreement shall have been approved and adopted by all of the Company’s Stockholders in accordance with applicable Legal Requirements and the Company Charter Documents.
(k)    Optionholder Consents. Optionholders holding 90% of shares of Common Stock underlying the Company Options shall have executed and delivered to the Company an Optionholder Consent Agreement.
(l)    Liens. There shall be no Liens, other than Permitted Liens, on any property or assets of the Company.
(m)    Secretary’s Certificate. Parent shall have received a certificate, dated as of the Closing Date, signed by the Secretary of the Company (i) certifying that attached thereto are correct and complete copies of the Certificate of Incorporation and Bylaws of the Company (each as amended through the Closing Date ) in effect immediately prior to the Merger 1 Effective Time, (ii) certifying that attached thereto is a recent long-form good standing certificate of the Company, duly certified by the Secretary of State of the State of Delaware, (iii) certifying that attached thereto are true and correct copies of resolutions duly adopted by the Board of Directors of the Company and the written consents or resolutions, as applicable, of the stockholders of the Company authorizing and approving the execution, delivery and performance of this Agreement and the other agreements contemplated hereby, and the consummation of the Transactions, and (iv) certifying the incumbency, signature and authority of the officers of the Company authorized to execute, deliver and perform this Agreement and all other documents, certificates, instruments or agreements related hereto or thereto executed or to be executed by the Company.
(n)    Offer Letters. Roland Buelow, Ph.D. shall have entered into and delivered to Parent the offer letter in the form attached hereto as Exhibit D.
(o)    Non-competition Agreement. Roland Buelow, Ph.D. shall have executed and delivered to Parent the non-competition agreement, in the form attached hereto as Exhibit E.
(p)    Assignment of Spousal Rights to Intellectual Property. The spouse of Roland Buelow, Ph.D. shall have delivered to the Company a community property interest assignment in a form reasonably satisfactory to Parent.
ARTICLE VIII.
SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION; ESCROW
8.1    Survival of Representations and Warranties.
(d)    All representations and warranties of the Company and OMT, LLC contained in this Agreement and any certificate delivered by the Company or OMT, LLC pursuant to this Agreement shall survive the consummation of the Mergers and continue until the Escrow Termination Date, at which time such representations and warranties shall terminate; provided, however, that the representations and warranties in Section 3.8(h)(i) (Intellectual Property) and related indemnity obligations shall survive until the date that is four (4) years following the Closing Date; provided, further, that the representations and warranties in Section 3.1 (Organization; Standing and Power; Charter Documents; Subsidiaries), Section 3.2 (Capital Structure), Section 3.3 (Authority; Non-Contravention; Necessary Consents), the representations and warranties in Section 3.7 (Taxes) and Section 3.14 (Assets) (together, the “Fundamental Representations”) and related indemnity obligations will survive until the expiration of the applicable statute of limitations (the “Survival Period”); provided, further, that if at any time prior to the termination of any specific representation or warranty, an Indemnified Party has duly delivered to the Stockholders’ Representative a valid Indemnification Demand or Claim Notice (with such Indemnification Demand or Claim Notice satisfying the requirements set forth in Sections 8.6(a) or 8.7(a), as applicable) relating to such representation or warranty, then the representation or warranty underlying the claim asserted in such Indemnification Demand or Claim Notice shall survive until such time as such claim is resolved. The Company, OMT, LLC and Parent expressly agree pursuant to this Section 8.1 to shorten the statutes of limitation applicable to all claims and causes of action based directly or indirectly upon inaccuracies in or breaches of the representations and warranties other than the Fundamental Representations made by the Company or OMT, LLC in this Agreement. The respective covenants, agreements and obligations of the parties contained in this Agreement shall survive (A) until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance or (B) if not fully performed or fulfilled, until the later of the end of the applicable statute of limitations and any extensions thereof.
(e)    The representations, warranties, agreements, obligations and covenants of the Company or OMT, LLC, and the rights and remedies that may be exercised by the Indemnified Parties, shall not be limited or otherwise affected by or as a result of any information furnished to, or any investigation made by or knowledge of, the Indemnified Parties or their representatives.
8.2    Escrow and Representative Reimbursement Amount Deposit.
(q)    Promptly at the Closing, and without any act of any Company Equityholder, Parent shall deposit the Escrow Amount with the Escrow Agent. For purposes of determining the reduction in the amount of Merger Consideration payable to each Company Equityholder pursuant to Section 2.8, Parent will be deemed to have contributed on behalf of each Company Equityholder, his, her or its Pro Rata Portion of the Escrow Amount to the Escrow Fund to be governed under the terms set forth in this Agreement and in the Escrow Agreement.
(r)    Promptly at the Closing, and without any act of any Company Equityholder, Parent shall deposit the Representative Reimbursement Amount with the Escrow Agent, to be held by the Escrow Agent and released on the instructions of the Stockholders’ Representative for the payment of expenses incurred by the Stockholders’ Representative in performing their duties pursuant to this Agreement. For purposes of determining the reduction in the amount of Cash Merger Consideration payable to each Company Equityholder pursuant to Section 2.8, Parent will be deemed to have contributed on behalf of each Company Equityholder, his, her or its Pro Rata Portion of the Representative Reimbursement Amount for retention by the Escrow Agent. Any of the Representative Reimbursement Amount originally deposited with the Escrow Agent at the Closing that has not been used by the Stockholders’ Representative pursuant to the terms of this Agreement on or prior to the end of the period in which the Indemnified Parties may make claims for indemnification pursuant to Section 8.3(a) or, if later, the date on which all indemnification claims of the Indemnified Parties outstanding at the end of such period have been discharged in full, shall be released by the Escrow Agent to the Stockholders’ Representative for distribution to the Company Equityholders, in each case in proportion to their respective Pro Rata Portion of such remaining funds, if any. Notwithstanding the delivery of any remaining portion of the Representative Reimbursement Amount to the Escrow Agent, such remaining portion shall not be deemed part of the Escrow Fund and shall not be available to satisfy any indemnification or other obligations to Parent hereunder. Neither Parent nor any of its Affiliates shall have any liability or obligation with respect to the use of the Representative Reimbursement Amount by the Stockholders’ Representative.
8.3    Indemnification; Escrow Fund; Right of Setoff.
(a)    From and after the Closing Date (but subject to Section 8.1 and the limitations set forth in Section 8.3(d)), each Indemnified Party shall be defended and held harmless, severally and not jointly, by the Company Equityholders and shall be indemnified, severally and not jointly, by the Company Equityholders from and against any Losses which are suffered or incurred by any Indemnified Party or to which any Indemnified Party may otherwise become subject (regardless of whether or not such Losses relate to any Third-Party Claim) and which arise from or as a result of:
(i)    any inaccuracy in or breach of any representation or warranty of the Company or OMT, LLC contained in this Agreement or any certificate delivered by the Company or OMT, LLC pursuant to this Agreement;
(ii)    any failure by the Company or OMT, LLC to perform or comply with any agreement, obligation or covenant of the Company or OMT, LLC contained in this Agreement;
(iii)    any action, suit or proceeding, or any investigation or claim by any other Person against Parent or the Surviving Corporation asserting that the Company Products infringe on any Patent Right or other Intellectual Property of any other Person or constitutes misappropriation of any other Person’s Intellectual Property, but excluding any action, suit or proceeding, or any investigation or claim, relating to (A) improvements or modifications to the Company Products made after the Merger 1 Effective Time to the Company Products, whether by Company or any other Person, (B) combination of the Company Products with anything not provided by Company or OMT LLC, where such action, suit, proceeding, investigation or claim would not have arisen but for such combination, and (C) exploitation of a Company Product in violation of any applicable contractual restrictions thereon;
(iv)    (A) any Taxes of the Company and its Subsidiaries with respect to any Pre-Closing Tax Period (including any such Taxes attributable to the LLC Consolidation), (B) any Taxes for which the Company or any of its Subsidiaries (or a predecessor thereof) is held liable under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time on or before the Closing Date, and (C) the Taxes of any Person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries as a transferee or successor, by Contract or otherwise, in each case as a result of a transaction consummated on or before the Closing Date;
(v)    any claim by any holder or former holder of Company Capital Stock or equity interests of OMT, LLC exercising dissenters’ rights or rights of appraisal in respect of such holder’s Dissenting Shares, together with all reasonable costs and expenses (including reasonable attorneys’ fees, costs and expenses) incurred by the Parent in respect of such holder’s exercise;
(vi)    any actual or alleged breach of fiduciary duty by an Equityholder or any present or former director or officer of the Company or member of OMT, LLC prior to the Closing (including, for the avoidance of doubt, all Losses actually incurred by any Indemnified Party arising from the indemnification of, the advancement or reimbursement of expenses to, or the payment of insurance proceeds (including self-insured retention or deductible amounts, costs and expenses of pursuing claims and related increases in insurance premiums) to, any such Person based upon any actual or alleged breach of fiduciary duty of such Person prior to the Closing);
(vii)    any inaccuracy in the Closing Date Allocation Schedule, including to the extent any Company Equityholder is entitled to receive any amounts in connection with the Merger (in such Company Equityholder’s capacity as an Company Equityholder) in excess of the amounts indicated on the Closing Date Allocation Schedule; and
(viii)    fraud, intentional misrepresentation or willful misconduct on the part of the Company or OMT, LLC.
(b)    In the event any Indemnified Party shall suffer any Losses for which such Indemnified Party is entitled to indemnification under this Article VIII, subject to Section 8.3(d), such Indemnified Party shall be entitled to recover such Losses by obtaining the amount from the Escrow Fund equal in value to the aggregate amount of such Losses (the “Right of Setoff”).
(c)    Notwithstanding anything to the contrary contained herein, the Escrow Fund shall not be available to compensate any of the Indemnified Parties for any Losses, and no Indemnified Party shall be entitled to recover from the Escrow Fund unless and until the Indemnified Parties have incurred Losses in excess of $500,000 in the aggregate (the “Deductible Amount”), in which event the Indemnified Parties shall, subject to the other limitations contained herein, be entitled to be indemnified only against the portion of such Losses in excess of the Deductible Amount. The Deductible Amount shall not apply to:
(i)    any inaccuracy in or breach of any Fundamental Representations; or
(ii)    the matters referenced in Sections 8.3(a)(ii) through 8.3(a)(viii).
(d)    Notwithstanding anything to the contrary contained herein: (i) any Losses recoverable from the Right of Setoff and the Escrow Fund hereunder shall be reduced in amount by any insurance proceeds actually realized by any Indemnified Party that are directly attributable to such Losses (provided that the Indemnified Party shall not be required to litigate any dispute, or otherwise bring any claim, lawsuit or other proceeding to obtain such insurance proceeds); and (ii) no Losses (other than Losses from Third-Party Claims) shall be recoverable from the Escrow Fund hereunder that constitute punitive or consequential damages.
(e)    All claims for recovery for any Loss or Losses from the Escrow Fund shall be made pursuant to and in accordance with, and be governed by the terms of, this Agreement and the Escrow Agreement.
8.4    Limitation on Remedies.
(a)    The Right of Setoff and recovery from the Escrow Fund shall be the sole and exclusive remedies of the Indemnified Parties under this Agreement or for any Losses incurred by any Indemnified Party (other than claims for injunctive relief and/or specific performance of covenants that require performance after the Closing). Notwithstanding the foregoing, (i) liability for any Losses based on any inaccuracy in or breach of the representations and warranties set forth in Section 3.8(h)(i) (Intellectual Property) or based on the matters referenced in Section 8.3(a)(iii) shall not be limited to the Right of Setoff and recovery from the Escrow Fund, and instead shall be limited to the aggregate amount of $20,000,000, less any amounts from the Escrow Fund that are not distributed to the Company Equityholders, (ii) liability for any Losses based on the matters referenced in Sections 8.3(a)(ii), 8.3(a)(iv), 8.3(a)(vii) and 8.3(c)(i) shall not be limited to the Right of Setoff and recovery from the Escrow Fund, and instead shall be limited to the aggregate amount of the Merger Consideration paid, or due and payable, under this Agreement, and (iii) a Company Equityholder’s liability for its own fraud, intentional misrepresentation or willful misconduct shall not be limited under this Article VIII.
8.5    Stockholders’ Representative.
(a)    By virtue of the approval and adoption of this Agreement by the requisite consent of the Company Stockholders, each of the Company Equityholders shall be deemed to have agreed to appoint Fortis Advisors LLC as its exclusive agent and attorney-in-fact (the “Stockholders’ Representative”) for and on behalf of the Company Equityholders to give and receive notices and communications, to authorize payment to any Indemnified Party from the Escrow Fund in satisfaction of claims by any Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party against any Company Equityholder or by any such Company Equityholder any Indemnified Party or any dispute between any Indemnified Party and any such Company Equityholder, in each case relating to this Agreement or the Transactions, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholders’ Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement or the Escrow Agreement. Notwithstanding the foregoing, the Stockholders’ Representative shall have no obligation to act on behalf of the Company Equityholder, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Stockholders’ Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter. Such agency may be changed by the Company Equityholders with the right to a majority in interest of the Escrow Fund from time to time. Notwithstanding the foregoing, the Stockholders’ Representative may resign at any time by providing written notice of intent to resign to the Company Equityholders, which resignation shall be effective upon the earlier of (A) thirty (30) calendar days following delivery of such written notice or (B) the appointment of a successor by the holders of a majority in interest of the Escrow Fund. The immunities and rights to indemnification shall survive the resignation or removal of the Stockholders’ Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Stockholders’ Representative.
(b)    Certain Company Stockholders have entered into an engagement agreement with the Stockholders’ Representative to provide direction to the Stockholders’ Representative in connection with its services under this Agreement and the Escrow Agreement (such Company Stockholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Stockholders’ Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Stockholders’ Representative Group”), shall be liable to any Company Equityholder for any act done or omitted hereunder, under the Escrow Agreement or under any Stockholders’ Representative engagement agreement as Stockholders’ Representative while acting in good faith, even if such act or omission constitutes negligence on the part of such Stockholders’ Representative. The Stockholders’ Representative shall only have the duties expressly stated in this Agreement and shall have no other duty, express or implied. The Stockholders’ Representative may engage attorneys, accountants and other professionals and experts. The Stockholders’ Representative may in good faith rely conclusively upon information, reports, statements and opinions prepared or presented by such professionals, and any action taken by the Stockholders’ Representative based on such reliance shall be deemed conclusively to have been taken in good faith. The Company Equityholder shall indemnify and defend the Stockholders’ Representative Group and hold the Stockholders’ Representative Group harmless against any loss, liability, claims, damages, fees, costs or expense (including expenses in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement incurred on the part of the Stockholders’ Representative (so long as the Stockholders’ Representative were acting in good faith in connection therewith) and arising out of or in connection with the acceptance or administration of the Stockholders’ Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel or other skilled professionals retained by the Stockholders’ Representative (“Stockholders’ Representative Expenses”). The Stockholders’ Representative shall have the right to retain Stockholders’ Representative Expenses first, from the Representative Reimbursement Amount prior to any distribution to the Company Equityholders, and prior to any such distribution, shall deliver to the Escrow Agent a certificate setting forth the Stockholders’ Representative Expenses actually incurred, second, from any distribution of the Escrow Fund otherwise distributable to the Company Equityholders at the time of distribution, and third, directly from the Company Equityholders. The Company Equityholders acknowledge that the Stockholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby. Furthermore, the Stockholders’ Representative shall not be required to take any action unless the Stockholders’ Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Stockholders’ Representative against the costs, expenses and liabilities which may be incurred by the Stockholders’ Representative in performing such actions.
(c)    The Stockholders’ Representative shall be entitled to: (i) rely upon the Closing Date Allocation Schedule, (ii) rely upon any signature reasonably believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Equityholder or other party. A decision, act, consent or instruction of the Stockholders’ Representative under this Agreement or the Escrow Agreement, including an amendment, extension or waiver of this Agreement pursuant to Sections 9.4 or 9.5 hereof, shall constitute a decision of the Company Equityholders and shall be final, binding and conclusive upon the Company Equityholders and such Company Equityholder’s successors as if expressly confirmed and ratified in writing by such Company Equityholder. The powers, immunities and rights to indemnification granted to the Stockholders’ Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Company Equityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Company Equityholder of the whole or any fraction of his, her or its interest in the Escrow Fund.
8.6    Third-Party Claims.
(a)    In the event that an Indemnified Party becomes aware of a third-party claim (a “Third-Party Claim”) that the Indemnified Party reasonably believes may result in a demand against the Right of Setoff or the Escrow Fund or for other indemnification pursuant to this Article VIII, Parent shall promptly notify the Stockholders’ Representative and the Escrow Agent, if the Escrow Fund has not ceased to exist, of such claim (a “Claim Notice”); provided, however, that no delay or failure on the part of an Indemnified Party in delivering any Claim Notice shall relieve the Company Equityholders from any liability hereunder except and to the extent the Company Equityholders have been actually prejudiced by such delay or failure.
(b)    Parent may, at its election, undertake and conduct the defense of such Third-Party Claim (except to the extent such Claim may be controlled by the Stockholders’ Representative pursuant to Section 6.6(b)) upon written notice of such election to the Stockholders’ Representative within thirty (30) days after delivery of the Claim Notice. The Stockholders’ Representative shall be entitled to participate in, but not to determine or conduct, the defense of such Third-Party Claim, unless such participation would affect any privilege of Parent in respect of such Third-Party Claim; provided, however, that Parent shall have the right in its reasonable discretion to settle any such claim; provided, further, that except with the prior written consent of the Stockholders’ Representative (which consent shall not be unreasonably withheld, delayed or conditioned), no settlement of any such Third-Party Claim with third-party claimants shall be determinative of any Losses relating to such matter. Notwithstanding the foregoing, the Stockholders’ Representative shall have the right to receive copies of all pleadings, notices and communications with respect to the Third-Party Claim to the extent that receipt of such documents by the Stockholders’ Representative does not affect any privilege relating to the Indemnified Party.
(c)    If Parent does not so elect to undertake and conduct the defense of such Third-Party Claim, the Stockholders’ Representative may undertake the defense of and use all reasonable efforts to defend such claim and shall consult with Parent regarding the strategy for defense of such claim, including with respect to the Stockholders’ Representative choice of legal counsel; provided, however, that the Stockholders’ Representative shall have the right in their reasonable discretion to settle any such claim; provided, further, that except with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), no settlement of any such Third-Party Claim with third-party claimants shall be determinative of any Losses relating to such matter. Notwithstanding the foregoing, in the event that (i) the control of the defense by the Stockholders’ Representative would be inappropriate due to a conflict of interest or because the Indemnified Party has been advised by counsel that in such counsel’s opinion it has claims or defenses that are unavailable to the Company Equityholder which the Stockholders’ Representative is unable or unwilling to assert, (ii) such Third-Party Claim (or the facts or allegations related to such Third-Party Claim) involves criminal allegations or seeks equitable or injunctive relief, or (iii) the Stockholders’ Representative fail at any time to conduct the defense of such proceeding, claim or demand in a reasonably active and diligent manner, then Parent shall have the right to assume the control of such defense. Until the Stockholders’ Representative assumes the defense of any such Third-Party Claim, the Indemnified Party may defend against such Third-Party Claim in any manner the Indemnified Party reasonably deems appropriate at cost and expense of the Company Equityholder if the Company Equityholder are liable for indemnification hereunder. Notwithstanding any other provision of this Article VIII, the Stockholders’ Representative shall not enter into any compromise, settlement agreement or consent decree with respect to any such Third-Party Claim without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned) unless such compromise, settlement agreement or consent decree (x) provides solely for the payment of money in an amount that is less than the amount of the Escrow Amount then remaining in the Escrow Fund, (y) contains a complete and unconditional release by the third party asserting the Third-Party Claim of the Indemnified Party and (z) does not contain any direct or indirect requirements upon or provisions for or impose any obligations on the Indemnified Party.
(d)    The party controlling the defense of a Third-Party Claim (the “Controlling Party”) shall (i) keep the other party (the “Non-controlling Party”) advised of the status of such claim and the defense thereof (including all material developments and events relating thereto) and shall consider in good faith recommendations made by the Non-controlling Party with respect thereto and (ii) make available to the Non-controlling Party any documents or materials in its possession or control that may be necessary to understand the defense of such claim (subject to protection of the attorney-client privilege). If requested by the Controlling Party, the Non-controlling Party shall furnish the Controlling Party with such information as it may have with respect to such Third-Party Claim (including copies of any summons, complaints or other pleadings which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise reasonably cooperate with and assist the Controlling Party in the defense of such Third-Party Claim.
8.7    Notice of Indemnity Claims Other than Third-Party Claims.
(a)    In order to seek indemnification under this Article VIII other than with respect to a Third-Party Claim, the applicable Indemnified Party shall deliver a written demand (an “Indemnification Demand”) to the Stockholders’ Representative and to the Escrow Agent, if the Escrow Fund has not ceased to exist. The Indemnification Demand shall contain (i) a description and the amount of any Losses incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a statement that the Indemnified Party is entitled to indemnification under Section 8.3(a) for such Losses and a reasonable explanation of the basis therefor and (iii) a demand for payment in the amount of such Losses.
(b)    The Stockholders’ Representative may object to any liability claim set forth in an Indemnification Demand by delivering written notice to Parent of the Stockholders’ Representative’s objection (an “Indemnification Dispute Notice”). Such Indemnification Dispute Notice will describe the grounds (to the extent known) for such objection in reasonable detail. If the Stockholders’ Representative fail to deliver an Indemnification Dispute Notice to the Indemnified Party within thirty (30) days following receipt of an Indemnification Demand from a Indemnified Party that it disputes the indemnity claimed therein, the indemnity claim set forth in the Indemnification Demand shall be conclusively deemed a liability to be indemnified under this Article VIII, and such Indemnified Party shall, subject to the limitations contained in this Article VIII, be indemnified for the amount of the Losses stated in such Indemnification Demand on demand. If an Indemnification Dispute Notice is delivered, the parties shall thereafter comply with the following dispute resolution provisions:
(iii)    The Stockholders’ Representative and the Indemnified Party shall attempt to resolve such dispute promptly by negotiation in good faith. Each such party shall give the other party involved written notice of any dispute not so resolved within ten (10) days following delivery of an Indemnification Dispute Notice. Within five (5) days following delivery of such notice, the party receiving notice shall submit to the other a written response thereto. The notice and response shall include the name and title of the Person who will represent the Indemnified Party and any other Person who will accompany that Person, in the case of the Indemnified Party, or the name of the agent, if other than Stockholders’ Representative, who will represent the Company Equityholders and any other Person who will accompany that agent, in the case of the Stockholders’ Representative.
(iv)    Within ten (10) days following delivery of the notice pursuant to Section 8.7(b)(i), the designated officer of the Indemnified Party and the Stockholders’ Representative or other designated agent of the Company Equityholders shall meet at a mutually agreed time and place, and thereafter, as often as they reasonably deem necessary, to attempt to resolve the dispute. All negotiations conducted pursuant to this Section 8.7(b) (and any of the parties’ submissions in contemplation thereof) shall be kept confidential by the parties.
(c)    In the event the Stockholders’ Representative and the Indemnified Party are unable to resolve any dispute identified in an Indemnification Dispute Notice in accordance with provisions (i) and (ii) of this Section 8.7(b) within thirty (30) days after delivery of any Indemnification Dispute Notice, either the Indemnified Party or the Stockholders’ Representative may seek to resolve the matter through litigation brought in accordance with Section 10.8.
8.8    No Circular Recovery.  After the Closing, and except as provided for in Section 6.15, the Company Equityholders shall not have any right of contribution, right of indemnity or other right or remedy against Parent or the Surviving Corporation, or any of their directors, officers or employees, for any breach of any representation, warranty, covenant or agreement of the Company.
8.9    Determination of Indemnifiable Losses.  For the purpose of determining the amount of the Losses resulting from a breach or inaccuracy of a representation or warranty (but not for the purpose of determining the existence of such breach or inaccuracy), any “material,” “materiality” or “Material Adverse Effect” qualifiers or words of similar import contained in such representation or warranty giving rise to the claim of indemnity hereunder shall in each case be disregarded and without effect (as if such standard or qualification were deleted from such representation or warranty).
8.10    Tax Consequences of Indemnification Payments.  Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article VIII will be treated as adjustments to the purchase price for all federal, state, local and foreign Tax purposes, and the parties shall file their respective Tax Returns accordingly and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by law.
ARTICLE IX.
TERMINATION, AMENDMENT AND WAIVER
9.1    Termination.  This Agreement may be terminated, and the Mergers abandoned, at any time prior to the Merger 1 Effective Time by duly authorized action by the terminating party:
(s)    by duly authorized mutual written consent of the Boards of Directors of Parent and the Company and the Board of Managers of OMT, LLC;
(t)    by any of the Company, OMT, LLC or Parent if the Mergers shall not have been consummated by March 31, 2016 (the “End Date”); provided, if the waiting period under the HSR Act has not terminated or expired on or before the End Date, then any of the Company, OMT, LLC or Parent may extend the End Date by written notice to the other party up to a date not beyond June 30, 2016; provided, further, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose action or failure to act (including the failure to act in compliance with Section 6.4) has been a principal cause of or resulted in the failure of the Mergers to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;
(u)    by any of the Company, OMT, LLC or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of (i) permanently restraining, enjoining or otherwise prohibiting the Mergers, (ii) prohibiting Parent’s, the Company’s or OMT, LLC’s ownership or operation of any portion of the business of the Company (after giving effect to the LLC Consolidation), or (iii) compelling Parent or any of its Affiliates or the Company or OMT, LLC to dispose of or hold separate, as a result of the Mergers, any portion of the business or assets of Parent or any of its Affiliates or the Company or OMT, LLC, which order, decree, ruling or other action is final and nonappealable;
(v)    by the Company or OMT, LLC, upon a breach of any representation, warranty, covenant or agreement on the part of Parent, Merger Sub 1 or Merger Sub 2 set forth in this Agreement, or if any representation or warranty of Parent, Merger Sub 1 or Merger Sub 2 shall have become untrue, in either case such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that neither the Company nor OMT, LLC may terminate this Agreement under this Section 9.1(d) prior to the later of the End Date and thirty (30) days following the receipt of written notice by Parent from the Company or OMT, LLC of such breach (it being understood that neither the Company nor OMT, LLC may terminate this Agreement pursuant to this Section 9.1(d) if the Company is in material breach of this Agreement or if such breach by Parent is cured so that such conditions would then be satisfied);
(w)    by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company or OMT, LLC set forth in this Agreement, or if any representation or warranty of the Company or OMT, LLC shall have become untrue, in either case such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that Parent may not terminate this Agreement under this Section 9.1(e) prior to the later of the End Date and thirty (30) days following the receipt of written notice by the Company and OMT, LLC from Parent of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 9.1(e) if Parent is in material breach of this Agreement or if such breach by the Company and OMT, LLC is cured so that such conditions would then be satisfied); or
9.2    Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 9.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto (taking into consideration any cure periods provided in Section 9.1). In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect, except (a) as set forth in Section 6.2(a), this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement and (b) nothing herein shall relieve any party to this Agreement from liability for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.
9.3    Fees and Expenses.  Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions, including fees and expenses of financial advisors, financial sponsors, legal counsel and other advisors (“Transaction Expenses”), shall be paid by the party incurring such expenses whether or not the Mergers is consummated; provided, however, the Transaction Expenses shall include up to 50% of the cost of the audit, which share not to exceed $50,000.
9.4    Amendment.  Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action duly authorized by the parties, at any time before or after approval and adoption of this Agreement by the stockholders of the Company, provided that no amendment shall be made which requires further approval by the stockholders of the Company without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub 1, Merger Sub 2, Stockholders’ Representative and the Company.
9.5    Extension; Waiver.  At any time prior to the Merger 1 Effective Time either party hereto, by action duly authorized by such party, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.
ARTICLE X.
GENERAL PROVISIONS
10.1    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) of transmission by e-mail, or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service; provided that with respect to notices delivered to the Stockholders’ Representative, such notices shall be delivered solely via e-mail or facsimile. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(f)    if to Parent, Merger Sub 1 or Merger Sub 2, to:
Ligand Pharmaceuticals Incorporated
11119 North Torrey Pines Road, Suite 200
La Jolla, CA 92037
Attention: Charles S. Berkman
Telephone: (858) 550-7835
E-mail: cberkman@ligand.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
12670 High Bluff Drive
San Diego, CA 92130
Attention: Scott N. Wolfe, Esq.
Telephone No.: (858) 523-5404
E-mail: Scott.Wolfe@lw.com

(g)    if to the Company or OMT, LLC, to:
Open Monoclonal Technology, Inc.
2747 Ross Road, Suite A
Palo Alto, CA 94303

Attention: Roland Buelow
Telephone: (650) 224 6835
E-mail: rbuelow@omtinc.net

with a copy (which shall not constitute notice) to:
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Boulevard
Redwood City, CA 94063
Attention: Colin D. Chapman and Daniel E. O’Connor
Telephone: 650-321-2400
E-mail: cchapman@gunder.com; doconnor@gunder.com

(h)    if to the Stockholders’ Representative, to:
Fortis Advisors LLC
Attention: Notices Department
Facsimile: (858) 408-1843
E-mail: notices@fortisrep.com

10.2    Interpretation; Knowledge.
(b)    When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article, Section, Exhibit or Schedule of this Agreement unless otherwise indicated. For purposes of this Agreement; (i) the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation”; (ii) “hereof”, “hereto”, “hereby”, “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) “date hereof” refers to the date of this Agreement; (iv) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (v) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (vi) references to an agreement or instrument mean such agreement or instrument as from time to time amended, modified or supplemented; (vii) references to a Person are also to its permitted successors and assigns; (viii) words importing the masculine gender include the feminine or neuter and, in each case, vice versa; and (ix) references to a law or Legal Requirement include any amendment or modification to such law or Legal Requirement and any rules or regulations issued thereunder, if such amendment or modification, or such rule or regulation is effective, on or before the date on which the compliance with such law or Legal Requirement is at issue. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole. The Company Disclosure Letter shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. An exception or disclosure made in the Company Disclosure Letter with regard to a representation of the Company or OMT, LLC in any section or subsection of the Company Disclosure Letter shall qualify only the corresponding section or subsection of Article III.
10.3    Counterparts.  This Agreement may be executed in two (2) or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
10.4    Entire Agreement; Third-Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter, the Escrow Agreement and the certificates delivered by the Company in connection herewith (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (b) are not intended to confer upon any other Person any rights or remedies hereunder and no Person is or shall be deemed to be a third party beneficiary hereunder, except, following the Merger 1 Effective Time, such provisions that act for the benefit of the Company Equityholders and any Company Indemnified Party, as set forth in Sections 2.9(b), 2.9(c), 2.9(c) and 6.15, respectively.
10.5    Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
10.6    Other Remedies.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties agrees that, without posting bond or other undertaking, the other parties will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter in the Court of Chancery of the State of Delaware (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal Court of the United States of America, sitting in Delaware (“Federal Court”)), this being in addition to any other remedy to which it may be entitled, at law or in equity. Each party further agrees that, in the event of any action for specific performance in respect of such breach or violation, it will not assert the defense that a remedy at law would be adequate.
10.7    Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
10.8    Consent to Jurisdiction.  In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the Transactions, each of the parties hereto: (i) irrevocably and unconditionally consents and submits, for itself and its property, to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware (or, in the case of any claim as to which the federal courts have exclusive subject matter jurisdiction, the Federal Court); (ii) agrees that all claims in respect of such action or proceeding must be commenced, and may be heard and determined, exclusively in the Court of Chancery of the State of Delaware (or, if applicable, the Federal Court); (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Court of Chancery of the State of Delaware (and, if applicable, the Federal Court); and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Court of Chancery of the State of Delaware (or, if applicable, the Federal Court). Each of the parties hereto agrees that a final judgment in any such action or proceeding may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 10.1. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by law.
10.9    Waiver of Jury Trial. Each of the parties irrevocably waives the right to trial by jury in connection with any matter based upon or arising out of this Agreement, the Escrow Agreement or the Transactions contemplated hereby and thereby.
10.10    Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
10.11    Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 10.11 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Notwithstanding the foregoing, Parent may sell, transfer or assign its rights under this Agreement to any third party, as part of a sale or transfer of substantially all of Parent’s assets or of the assets of the Surviving Corporation; provided that such third party agrees in writing to be bound by the terms and conditions of this Agreement.
10.12    No Waiver.  No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.
10.13    Privileged Information; Conflicts. Communications between the Company and Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“Gunderson Dettmer”) with respect to the negotiation and documentation of this Agreement or the consummation of Transactions contemplated by this Agreement will become the property of the Company Equityholders following the Closing and will not be disclosed by Gunderson Dettmer to Parent or the Company (following the Closing) in any Proceeding between Parent or the Company (following the Closing), on one hand, and Stockholders’ Representative or the Company Equityholders, on the other hand; provided, however, that (a) the Company Equityholders may choose to waive the privilege in their sole discretion and (b) in the event of any dispute between Parent, the Company (following the Closing) or any of their respective subsidiaries, on the one hand, and a third party (other than a party to this Agreement or a Related Party), on the other hand, after the Closing, the Company and its affiliates may assert the attorney-client privilege to prevent disclosure of confidential communications by Gunderson or any Company Equityholder to such third party.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.
LIGAND PHARMACEUTICALS INCORPORATED

By: /s/ John L. Higgins
Name: John L. Higgins
Title: Chief Executive Officer

SCHRADER 1 ACQUISITION, INC.

By: /s/ John L. Higgins
Name: John L. Higgins
Title: President

SCHRADER 2 ACQUISITION, INC.

By: /s/ John L. Higgins
Name: John L. Higgins
Title: President

OPEN MONOCLONAL TECHNOLOGY, INC.

By: /s/ Roland Buelow
Name: Roland Buelow
Title: Chief Executive Officer

OMT, LLC

By: /s/ Roland Buelow
Name: Roland Buelow
Title: Common Manager

FORTIS ADVISORS LLC
(with respect to Sections 2.14 and 6.6 and Article VIII only)
By: s/s Ryan Simkin
Name: Ryan Simkin
Title: Managing Director